1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 2, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular, you should obtain independent professional advice.

If you have sold or transferred all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CONTINUING CONNECTED TRANSACTIONS
AND
PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Independent financial adviser to the Independent Board Committee and the independent Shareholders of the Company

A letter from the board of Directors of Aluminum Corporation of China Limited (the "Company") is set out on pages 1 to 31of this circular. A letter from the independent board committee of the Company is set out on page 32 of this circular. A letter from Taifook Capital Limited containing its advice to the independent board committee and the independent shareholders of the Company is set out on pages 33 to 55 of this circular.

A special general meeting of the Company will be held on Tuesday, 27 February, 2007 at 10:00 a.m. at the Company's conference room at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China. A notice convening a special general meeting of the Company is enclosed with this circular.

If you intend to attend the special general meeting, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible. Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the special general meeting should you so wish.

27 December 2006

* For identification purpose only
CONTENTS

Pages

DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	ii

LETTER FROM THE BOARD OF DIRECTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

1.	Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

2.	Background . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3

3.	The Non-exempt Continuing Connected Transactions and
	the New Continuing Connected Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	14

4.	Reasons and Benefits of the Non-exempt Continuing Connected Transactions and
	the New Continuing Connected Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	24

5.	Renewal of the Existing Continuing Connected Transaction Agreements . . . . . . . . . . . . . . . . . . . . . .	26

6.	Information Relating to the Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	27

7.	Information Relating to the Connected Parties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	27

8.	Proposed Amendments to the Articles of Association . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	28

9.	Additional Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	28

10.	Recommendations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	30

11.	Further Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	31

LETTER FROM THE INDEPENDENT BOARD COMMITTEE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	32

LETTER FROM TAIFOOK CAPITAL LIMITED . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	33

APPENDIX I - PROPOSED AMENDMENTS
TO THE ARTICLES OF ASSOCIATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	56

APPENDIX II - GENERAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	93

NOTICE OF SPECIAL GENERAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	98

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

"2003 CT Circular"

means the Company's circular to its Shareholders dated 26 November 2003 in relation to the renewal of the waiver from strict compliance with the Listing Rules in respect of the Existing Continuing Connected Transactions in 2003

"2003 Waiver Renewal"	means the approval of the continuing connected transactions set out in the 2003 CT Circular by the independent Shareholders at the special general meeting of the Company held on 29 December 2003

"Articles of Association"	means the articles of association of the Company

"Baise Agreement"

means the alumina supply agreement to be entered into between the Company and Guangxi Baise for the supply of alumina by the Company to Guangxi Baise for a term of three years commencing from 1 January 2007 to 31 December 2009, particulars of which are set out in paragraph 3.3 of this circular

"Board"	means the board of directors of the Company

"Chinalco"	Aluminum Corporation of China, the controlling shareholder and a connected person of the Company

"Company"

Means (Chinese Character) Aluminum Corporation of China Limited*, a joint stock limited company incorporated in the PRC with limited liability, whose H Shares and American depositary shares are listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, Inc., respectively

"CSRC"	China Securities Regulatory Commission (Chinese Character)

"Directors"	means the directors of the Company

"Domestic Shares"	means ordinary shares in the share capital of the Company, with a nominal value of RMB1.00 each, which are subscribed for and paid in Renminbi

"Exempt Continuing	means the continuing connected transactions that are exempt from
Connected Transactions"

reporting, announcement and independent shareholders' approval requirements under the Listing Rules, which for the purpose of this circular include the continuing connected transactions under (i) the Factory and Asset Leasing Agreement (Shanxi Carbon Factory) (Item A.7); (ii) the Aluminum Ingots Agency Agreement (Item A.9); (iii) the revenue side of the Metallurgical Services Agreement (Item B.2); and (iv) the revenue side of the Buildings Leasing Agreement (Item B.3)

"Existing Connected	means the agreements governing the Existing Continuing Connected
Transaction Agreements"	Transactions

"Existing Continuing Connected	means the existing continuing connected transactions between
Transactions"

the Company and its connected persons (brief particulars of which are set out in paragraph 2.2 hereof), of which the waiver from strict compliance with the requirements of the Listing Rules will expire on 31 December 2006

"Extension Agreement"

means the new extension agreement to be entered into by the Company with the relevant connected persons, governing the Non-exempt Continuing Connected Transactions in order that the term of each of the agreements governing such transactions will commence on 1 January 2007 and will expire on 31 December 2009, particulars of which are set out in paragraph 5 in this circular

"Group"	means the Company and its subsidiaries

"Guangxi Baise"	means Guangxi Baise Yinhai Aluminum Company Limited Means (Chinese Character) , which is a subsidiary of Guangxi Investments

"Guangxi Investments"	means Guangxi Investment Group Co., Ltd. (Chinese Character), which is a promoter and a connected person of the Company

"Guangxi Nonferrous Metal"

means Guangxi Investment Non ferrous Metal Company Limited (Chinese Character) (formerly known as Guangxi Aluminum Development and Investment Stock Co., Ltd. (Chinese Character) and defined as "Guangxi Associate" in the 2003 CT Circular), which is a subsidiary of Guangxi Investments and a connected person of the Company

"Guizhou Development"	means Guizhou Provincial Materials Development and Investment Corporation (Chinese Character), a state-owned enterprise in the PRC and a promoter and a connected person of the Company

"H Shares"

means the overseas listed foreign-invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each which are subscribed for and traded in Hong Kong Dollars, and which are listed on the Main Board of The Stock Exchange of Hong Kong Limited

"Huaze Aluminum"	means Shanxi Huaze Aluminum and Power Company Limited (Chinese Character) a joint venture company established in the PRC, which is held as to 60% by the Company and as to 40% by Shanxi Zhangze

"Huaze Contracting Agreement"

means the contracting agreement to be entered into between Huaze Aluminum and Shanxi Zhangze for the management and operations of the two electricity generators by Shanxi Zhangze for Huaze Aluminum, particulars of which are set out in paragraph 3.3 of this circular

"Independent Board Committee"

means the independent board committee of the Board, comprising Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo, Mr. Kang Yi for the purpose of advising independent Shareholders in respect of the Non-exempt Continuing Connected Transactions which requires approval by the independent Shareholders

"Latest Practicable Date"	means 22 December 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

"Listing Rules"	means The Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited

"New Connected Transaction Agreements"

means (1) the Huaze Contracting Agreement to be entered into between Huaze Aluminum and Shanxi Zhangze; and (2) the Baise Agreement to be entered into between the Company and Guangxi Baise for the supply of alumina to Guangxi Baise, particulars of which are set out in paragraph 3.3 of this circular

"New Continuing Connected Transactions"	means transactions under each of (1) the Huaze Contracting Agreement; and (2) the Baise Agreement

"Non-exempt Continuing	means (1) the continuing connected transactions that are subject to the
Connected Transactions"

reporting and announcement requirements but are exempt from shareholders approval, which include transactions under (i) the Land Use Rights Leasing Agreement (Item A.5); (ii) the Buildings Leasing Agreement and Head Office Leasing Agreement (Items A. 6 and A.8); (iii) Huaze Contracting Agreement (Item 10); (iv) Aluminum Ingots and Alumina Supply Agreement (with Guangxi Nonferrous Metal) and Alumina Supply Agreement (with Guangxi Baise) (Item B.4); and (2) the continuing connected transactions that are subject to the reporting, announcement and shareholders' approval requirements, which include transactions under (i) the Comprehensive Social and Logistics Services Agreement (Item A.1); (ii) the Mutual Supply Agreement (Items A.2 and B.1); (iii) the Mineral Supply Agreement (Item A3); (iv) the Metallurgical Services Agreement (Item A.4), (particulars of which are set out in paragraph 3.1 of this circular)

"PRC"	means the People's Republic of China

"Prospectus"	means the Hong Kong prospectus of the Company dated 30 November 2001

"SFO"	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified for the time being

"SGM"

means the special general meeting of the Company to be held on Tuesday, 27 February, 2007 at 10:00 a.m. at the Company's conference room at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China to approve, among other things, (1) the continuation of each of the Non-exempt Continuing Connected Transactions which require independent shareholders' approval under the Listing Rules and the entering into of the Extension Agreement relating to such Non-exempt Continuing Connected Transactions; (2) the proposed amendments to the Articles of Association of the Company

"Shanxi Zhangze"	means Shanxi Zhangze Electricity Holdings Company Limited (Chinese Character) which owns 40% of the equity interest in Huaze Aluminum and is a connected person of the Company

"Shareholders"	means the holders of Domestic Shares and holders of H Shares of the Company

"Xinan Aluminum"

means Xinan Aluminum (Group) Limited (Chinese Character), previously a connected person of the Company by virtue of the equity holding of China Cinda Asset Management Corporation in Xinan Aluminum (Group) Limited. Upon China Cinda Asset Management Corporation ceasing to be a substantial shareholder and a connected person of the Company on or about 24 September 2005, Xinan Aluminum also by then ceased as a connected person of the Company

LETTER FROM THE BOARD OF DIRECTORS
Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Directors:	Registered office:
Xiao Yaqing	No.12B Fuxing Road
Luo Jianchuan	Haidian District
Chen Jihua	Beijing
Zhang Chengzhong	The People's Republic of China
Joseph C. Muscari*	Postal Code: 100814
Shi Chungui*
Poon Yiu Kin, Samuel **	Principal place of business:
Wang Dianzuo**	No. 62 North Xizhimen Street
Kang Yi **	Haidian District
Beijing
The People's Republic of China
* Non-executive Director	Postal Code: 100082
** Independent Non-executive Director
Place of business in Hong Kong:
Company Secretary:	Unit 3103, 31st Floor, Office Tower
Liu Qiang	Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

27 December 2006

To the Shareholders

Dear Sir or Madam,

(1) CONTINUING CONNECTED TRANSACTIONS; AND (2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1.	INTRODUCTION

As disclosed in an announcement dated 9 November 2006 issued by the Company, the current waiver from strict compliance with the requirements of the Listing Rules for each of the Existing Continuing Connected Transactions will expire on 31 December 2006. On 11 December 2006, the Company issued a supplementary announcement stating the reasons for categorization of the Existing Continuing Connected Transactions and the New Continuing Connected Transactions into non-exempt and exempt continuing connected transactions. By an announcement dated 13 December 2006, the Company announced the revision of the annual limits of the Land Use Rights Leasing Agreement and the Aluminum Ingots and Alumina Supply Agreement for the year ending 31 December 2006 to RMB290 million and RMB190 million, respectively.

The purpose of this circular is to provide you with more information, among other things, relating to the Non-exempt Continuing Connected Transactions and the New Continuing Connected Transactions. The Directors intend to enter into the Extension Agreement relating to certain of the Non-exempt Continuing Connected Transactions so that the agreements relating to such continuing connected transactions will expire on the same date. This circular will provide you with more information relating to the Extension Agreement. Under the Listing Rules, the Company is required to obtain independent Shareholders' approval for:

(1)

the continuation of the Non-exempt Continuing Connected Transactions under item Nos. A.1 (Comprehensive Social and Logistics Services Agreement), A.2 and B.1 (Mutual Supply Agreement), A.3 (Mineral Supply Agreement) and A.4 (Metallurgical Services Agreement) which require approval by the independent Shareholders under the Listing Rules, namely, the Comprehensive Social and Logistics Services Agreement, the Mutual Supply Agreement, the Mineral Supply Agreement and the Metallurgical Services Agreement, and the proposed annual caps for such transactions in respect thereof for each of the three financial years ending 31 December 2009; and

(2)

the entering into of the Extension Agreement for such Non-exempt Continuing Connected Transactions under item Nos. A.1 (Comprehensive Social and Logistics Services Agreement), A.2 and B.1 (Mutual Supply Agreement), A.3 (Mineral Supply Agreement) and A.4 (Metallurgical Services Agreement), so that the term of each of such agreements will commence on 1 January 2007 and will expire on 31 December 2009.

The Company will convene the SGM to obtain independent Shareholders' approval for such Non-exempt Continuing Connected Transactions. In addition, at the SGM the Company will ask Shareholders to consider, authorize and approve the Company to make certain proposed amendments to the Articles of Association as set out in Appendix I to this circular.

2.	BACKGROUND

2.1	The current waiver

At a special general meeting of the Company held on 29 December 2003, the independent Shareholders approved the continuation of the Existing Continuing Connected Transactions and the application for renewal of the waiver from strict compliance with the Listing Rules in respect of the Company's Existing Continuing Connected Transactions. In accordance with the terms as approved by the independent Shareholders, the waiver from strict compliance with the Listing Rules in respect of the Existing Continuing Connected Transactions will expire on 31 December 2006.

2.2	Terms and Conditions of the Existing Continuing Connected Transactions

In accordance with the current waiver, the Existing Continuing Connected Transactions are governed by the Existing Connected Transaction Agreements, the major terms and conditions of which have been summarized as follows:

A.	Expenditure

A.1	Comprehensive Social and Logistics Services Agreement

Summary of major terms:

*	Counter-party: Chinalco

*	Term:

3 years expired on 30 June 2004 and renewed for another term of three years expiring on 30 June 2007

*	Services to be provided:

Social welfare services: public security and fire fighting services, education and training, schools, hospitals and hygiene, cultural and physical education, newspapers and magazines publication and broadcasting, printing and other services;

Logistics services: property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens, guest-houses, offices, public transportation, retirement management and other services;

*	Price determination

The services will be provided (1) according to state-prescribed price; (2) if there is no state-prescribed price but there is a state-guidance price, then according to the state-guidance price; and (3) if there is neither a state-prescribed price nor a state-guidance price, then according to the market price; and (4) if none of the above is applicable, then according to the contractual price.

A.2	Mutual Supply Agreement

Summary of major terms:

*	Counter-party: Chinalco

*	Term:

3 years expired on 30 June 2004 and renewed for another term of three years expiring on 30 June 2007

*	Services to be provided by Chinalco to the Company:

Production supplies:	Carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, fabricated aluminum and other similar supplies

Transportation and	vehicle transportation, loading services, railway
loading services:	transportation and other similar services

Supporting services	communications, repair, processing and
and ancillary	fabrication, quality testing, project construction,
production services:	environmental protection, road maintenance and other similar services

*	Price determination

Same as in the Comprehensive Social and Logistics Services Agreement

A.3	Mineral Supply Agreement

Summary of major terms:

*	Counter-party: Chinalco

*	Term:

3 years expired on 30 June 2004 and renewed for another term of three years expiring on 30 June 2007

*	Supply:

Supply of bauxite and limestone by Chinalco to the Company; before meeting the Company's bauxite and limestone requirements, Chinalco is not entitled to provide bauxite and limestone to any third parties

*	Price determination

(1) For bauxite and limestone from Chinalco's own mining operations, at reasonable costs incurred in providing the same, plus not more than 5% of such reasonable costs; (2) For bauxite and limestone from jointly operated mines, at contractual price paid by Chinalco to such third parties

A.4	Metallurgical Services Agreement

*	Counter-party: Chinalco

*	Term:

3 years expired on 30 June 2004 and renewed for another term of three years expiring on 30 June 2007

*	Services to be provided by Chinalco to the Company:

metallurgical engineering design, project construction and supervisory services

*	Price determination

State-guidance price and if there is no state-guidance price, then according to the market price

A.5	Land Use Rights Leasing Agreement

*	Counter-party: Chinalco

*	Term:

Allocated land:	50 years commencing from 1 July 2001 to 30 June 2051;

Granted land:	until expiry of the relevant land use right permit;

Mining leases shall terminate upon expiry of the mining rights or at the end of the actual mine life

*	Rent:

The rent shall be reviewed every three years at a rent not higher than the prevailing market rent as confirmed by an independent valuer.

A.6	Buildings Leasing Agreement

*	Counter-party: Chinalco

*	Term:

20 years from 1 July 2001

*	Rent:

The rent shall be reviewed every two years by agreement between Chinalco and the Company.

A.7	Factory and Asset Leasing Agreement

*	Counter-party: Chinalco

*	Term:

10 years from 1 April 2004 to 31 March 2014

*	Rent:

The rent is to be determined in accordance with local market rent for similar property and shall be determined after arm's length negotiations by both parties

A.8	Head Office Leasing Agreement

*	Counter-party: Chinalco

*	Term:

3 years commencing from 15 October 2005 until 15 October 2008

*	Rent:

The rent is to be reviewed every three years and shall not be higher than the prevailing market rent as determined by an independent valuer

A.9	Aluminum Ingots Agency Agreement

*	Counter-party: Guizhou Development

*	Term:

10 years from 1 September 2001 expiring on 30 June 2011

*	Sales:

Sales of aluminum ingots and alumina by Guizhou Development as agent for the Company for a commission which shall be at the same rate at which the same products are sold by other agents in the same area or vicinity in the ordinary course of their business upon normal commercial terms

*	Commission rate as determined under the agreement, and calculated by reference to each tonne of aluminum ingots sold

B.	Revenue

B.1	Mutual Supply Agreement

*	Counter-party: Chinalco

*	Term: same as Item A.2 above

*	Services and ancillary services to be provided by the Company to Chinalco

Production supplies:	alumina, primary aluminum, scrap materials, pitch and other similar supplies

Supporting services	electricity supply, gas, heat and water, repair,
and ancillary services:	measurement, quality testing, spare parts, production
transportation, steam and other similar services

*	Price determination

Same as in the Comprehensive Social and Logistics Services Agreement

B.2	Metallurgical Services Agreement

*	Counter-party: Chinalco

*	Term:

Same as Item A.4 above

*	Services to be provided by the Company to Chinalco:

General engineering design services

*	Price determination

Same as Item A.4 above.

B.3	Buildings Leasing Agreement

*	Counter-party: Chinalco

*	Term and Rent:

Same as in Item A.6 above.

B.4	Aluminum Ingots and Alumina Supply Agreement

*	Counter-party: Guangxi Nonferrous Metal

*	Term:

3 years expired on 30 June 2004 and renewed for another term of three years expiring on 30 June 2007

*	Supply:

Provided that the terms and conditions for the supply of aluminum ingots and alumina offered by independent third party are no more favourable than those offered by the Company, Guangxi Nonferrous Metal is obligated to source such products from the Company

*	Price determination

Market price

B.5	Primary Aluminum Supply Agreement

*	Counter-party: Xinan Aluminum

*	Term:

3 years expired on 30 June 2004 and renewed for another term of three years expiring on 30 June 2007

*	Supply:

Supply of primary aluminum by the Company to Xinan Aluminum

*	Price determination

Market price

Since the approval by the Shareholders of the 2003 Waiver Renewal at the special general meeting on 29 December 2003, there were the following changes to Existing Continuing Connected Transactions:

Land Use Rights Leasing Agreement (Item A.5)

At the time of the 2003 Waiver Renewal, the annual cap of the land use right rental under the Land Use Rights Leasing Agreement was capped at RMB200 million. By an announcement dated 20 January 2005, the Company announced and revised the annual cap to RMB250 million for the three years ending 31 December 2006. The revision was due to adjustments by the local tax authorities of the basic land rates and land use tax effective from 2004 onwards and the agreement by the Company to pay the increased basic land rates and land use tax.

Additional connected transaction - Head Office Leasing Agreement (Item A.8)

At the time of the 2003 Waiver Renewal, the Company's then head office was at No.12B, Fuxing Road, Haidian District, Beijing, the PRC. By an announcement dated 30 March 2005, the Company announced that it entered into a tenancy agreement with China Aluminum Development Company Limited, a wholly-owned subsidiary of Chinalco, for the leasing of 12th to 16th floors and the 18th to 31st floors (a total of 19 floors) of No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC, as its Head Office. The tenancy is for a term of three years from 15 October 2005 to 15 October 2008 at an annual rent of RMB61,648,696 per year together with property management fee of RMB1.0 per day per square meter.

By another announcement dated 7 September 2006, the Company announced that due to the recent increase in office rent in Beijing and at the request of China Aluminum Development Company Limited, the Company agreed to make prepayment of the annual rent and property management fees of the Head Office for the remaining two years of the tenancy. The prepayment amounted to approximately RMB145.3 million was paid on or about the end of October 2006.

Cessation of Xinan Aluminum as a connected person (Item B.5)

Xinan Aluminum was at the time of the 2003 Waiver Renewal a connected person of the Company by virtue of the equity holding of China Cinda Asset Management Corporation in Xinan Aluminum (Group) Limited. China Cinda Asset Management Corporation was at the material time a substantial Shareholder of the Company. On 24 September 2005, China Cinda Asset Management Corporation ceased as a substantial shareholder and a connected person of the Company and as a consequence, Xinan Aluminum also ceased as a connected person of the Company since then.

2.3	The historical amounts of Existing Continuing Connected Transactions for the years 2004, 2005 and the estimated amounts for 2006

Set out below are the historical amounts of each category of Existing Continuing Connected Transactions for the two previous financial years ended 31 December 2004 and 2005, the nine months ended 30 September 2006 and the estimated amounts for the year ending 31 December 2006 and the comparison with their annual limits approved by the Shareholders at the special general meeting held on 29 December 2003:

			Year	Year	Nine months	Year
			ended	ended	ended	ended
			31 December	31 December	30 September	31 December	Annual
			2004	2005	2006	2006	limits

						Estimated
			Amounts in	Amounts in		amounts in
			RMB millions	RMB millions		RMB millions
			(% represents	(% represents		(% represents	(% to total
			transaction	transaction		transaction	turnover or
			amount	amount		amount	transaction
			to the total	to the total	Amounts in	to the total	amount in	Counter-
Transactions			turnover)	turnover)	RMB millions	turnover)	RMB millions)	Party

A.	Expenditure:

	A.1	Social welfare and	927.73	951.25	972.58	1,451.31	4%	Chinalco
		logistics services	(2.9%)	(2.56%)		(2.64%)

	A.2	Provision of production	509.43	463.55	374.09	682.39	5%	Chinalco
		supplies and ancillary	(1.6%)	(1.25%)		(1.25%)
		services

	A.3	Mineral supply	124.57	237.28	185.40	245.72	1.5%	Chinalco
			(0.4%)	(0.64%)		(0.45%)

	A.4	Engineering, construction	945.68	2,176.04	875.88	2,402.81	6.7%	Chinalco
		and supervisory services	(2.93%)	(5.86%)		(4.38%)

	A.5	Land use rights leasing	226.47	239.06	174.91	283.26	250.0	Chinalco
						(Note 1)	(Note 1)

	A.6	Buildings leasing	9.34	9.34	7.06	9.34	12.0	Chinalco
		(Note 3)					(Note 2)

	A.7	Factory and asset
		leasing (Shanxi
		Carbon Factory)	4.34	5.78	8.25	11.0	11.0	Chinalco

	A.8	Head office rental paid	N.A.	N.A.	25.22	62.0	62.0	Chinalco
		to Chinalco (Note 3)					(Note 2)

	A.9	Aluminum ingots sales agency	0		1.34	1.34	2.0	Guizhou

B.	Revenue:

	B.1	Provision of production	1,055.37	2,104.29	2,961.15	4,304.49	12.0%	Chinalco
		supplies and ancillary services	(3.3%)	(5.67%)		(7.85%)

	B.2	Engineering design and	0	1.0	0.12	1.0	3.5	Chinalco
		other services by the
		Company to Chinalco

	B.3	Building leasing	1	1	0.4	0.5	5	Chinalco
		by Chinalco (Note 5)

	B.4	Aluminum Ingots	0	86.0	121.58	180.0	126.0	GuangxI
		and Alumina Supply				(Note 3)	(Note 3)	Nonferrous
								Metal

	B.5	Supply of primary aluminum	697.76	1,280.10	723.82	1,743.51	7.8%	Xinan
		(Note 4)	(2.20%)	(3.45%)		(3.18%)		Aluminum

Notes:

1.

Due to increases in basic land rates and land use tax of the Company's Zhongzhou Branch and Shanxi Branch and at the request of Chinalco, the Company will agree to pay the increased basic land tax which have not yet been paid. By an announcement dated 13 December 2006, the Company announced the revision of the annual limit of the transactions under the Land Use Rights Leasing Agreement from RMB250 million to RMB290 million, subject to the payment of the increased amount of land tax of Zhongzhou Branch and Shanxi Branch.

2.

The Company proposes to aggregate the continuing connected transaction of Buildings leasing from Chinalco (Item A.6) with the head office rental paid to Chinalco (Item A.8) to form one single category of continuing connected transactions.

3.

Based on the estimated total value of the transactions for the entire year ending 31 December 2005, the Directors have estimated that the aggregate total value of the transactions with Guangxi Nonferrous Metal will exceed RMB180 million, which will exceed the annual limit of RMB126 million for the year ending 31 December 2006. However, as at the date of the Announcement dated 9 November 2006, the Directors estimated that the value of aluminum ingots and alumina supplied to Guangxi Nonferrous Metal had not exceeded the annual limit of RMB126 million. By an announcement dated 13 December 2006, the Company announced the revision of the annual limit of the transactions under the Aluminum Ingots and Alumina Agreement from RMB126 million to RMB190 million for the year ending 31 December 2006.

4.	Since 24 September 2005, Xinan Aluminum (Item B.5) is no longer a connected person of the Company.

5.

The estimated amounts for the year ending 31 December 2006 are based on the historical amounts for the nine months ended 30 September 2006. The estimated annual amounts of certain transactions for the year ending 31 December 2006 appear to be significantly higher than the figures for the nine months ended 30 September 2006 due to the fact that payments for larger transactions normally occur at the year end.

3.	THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS AND THE NEW CONTINUING CONNECTED TRANSACTIONS

3.1	Proposed annual limits for the Non-exempt Continuing Connected Transactions

The Directors consider that it is in the interest of the Company to continue the Non-exempt Continuing Connected Transactions upon the same terms and conditions as in the relevant Existing Connected Transaction Agreements and to enter into the New Continuing Connected Transactions, upon the terms and conditions of the proposed New Connected Transaction Agreements. The Directors have estimated the annual limits of the Non-exempt Continuing Connected Transactions for the coming three financial years ending 31 December 2009 based on the following:

(1).

The Non-exempt Continuing Connected Transactions will continue to be entered into between the Company and the relevant connected persons upon the terms and conditions set out in the relevant Existing Connected Transaction Agreements governing the relevant Existing Continuing Connected Transactions;

(2)	Such Non-exempt Continuing Connected Transactions will continue to be entered into in the ordinary course of business of the Company and upon normal commercial terms;

(3)

The estimates of the annual caps for the Non-exempt Continuing Connected Transactions are based on the historical amounts for the two financial years ended 31 December 2005 and the estimated amounts of the Continuing Connected Transactions for the financial year ending 31 December 2006; and

(4)	There will not be any adverse changes to the state of the PRC economy and the level of demand for the alumina and aluminum products of the Company.

Based on the historical amounts of the Existing Continuing Connected Transactions for the two years ended 31 December, 2005 and the nine months ended 30 September 2006 and the estimated amounts for the year ending 31 December 2006, the Directors have estimated the annual limits of each of the Non-exempt Connected Transactions for each of the three years ending 31 December 2009. Based on the agreed amounts on the New Continuing Connected Transaction Agreements, the Directors have also estimated the annual limits of the New Continuing Connected Transactions for each of the three years ending 31 December 2009. By applying the size tests of the Listing Rules, the Directors have categorized the Non-exempt Continuing Connected Transactions and the New Continuing Connected Transactions into exempt and non-exempt continuing connected transactions, as set out below, based on the following principles:

(1)	exempt continuing connected transactions if none of the results of the size tests (as provided in the Listing Rules) exceeds 0.1%;

(2)	non-exempt continuing connected transactions which do not require shareholders approval if none of the results of the size tests exceeds 2.5%; and

(3)	non-exempt continuing connected transactions which require shareholders approval if any of the results of the size tests exceeds 2.5%.

Non-exempt Continuing
Connected Transactions	Proposed Annual Limits	Counter-party
(amount in RMB millions)

2007	2008	2009

Reporting, Announcement and Shareholders'
Approval required (Size Tests > 2.5%)

A.	Expenditure:
A.1	Comprehensive Social
	and Logistics Agreement
	Social welfare and logistics services	1,740	2,003	2,320	Chinalco

A.2 & A.3	Mutual Supply Agreement &
	Mineral Supply Agreement (Note 1)
*	Provision of production supplies
	and ancillary services by	1,000	1,500	2,000	Chinalco
	Chinalco
*	Mineral Supply	445	643	890	Chinalco

A.4	Metallurgical Services Agreement
	Engineering, construction and
	supervisory services	3,970	3,970	3,970	Chinalco

B.	Revenue:
B.1	Mutual Supply Agreement
	Provision of production supplies
	and ancillary services to Chinalco	5,000	5,920	7,100	Chinalco

Reporting and Announcement required
(Size Tests > 0.1% and < 2.5%)

A.	Expenditure:
A.5	Land Use Rights Leasing Agreement
	Land use rights leasing from Chinalco	400	400	400	Chinalco
A.6 & A.8	Buildings Leasing Agreement
	and Head Office Leasing
	Agreement (Note 2)
	Building leasing from Chinalco	100	100	100	Chinalco
A.10	Huaze Contracting Agreement
	(Note 3)
	Management and operations of				Shanxi
	electricity generators	800	800	800	Zhangze

B.	Revenue:
B.4	Aluminum Ingots and Alumina
Supply Agreement and
	Alumina Supply Agreement				Guangxi Guangxi
	(Note 4)				Nonferrous
	Aluminum ingots and				Metal /
	alumina supply	450	450	450	Guangxi Baise

Exempt Continuing Connected Transactions
(Size Tests < 0.1%)

A.	Expenditure:
A.7	Factory and Asset Leasing Agreement
Factory and asset leasing
(Shanxi Carbon Factory)
A.9	Aluminum Ingots Agency Agreement
Aluminum Ingots Sales Agency

B.	Revenue:
B.2	Metallurgical Services Agreement
Engineering design and other services
B.3	Buildings Leasing Agreement
Building leasing by Chinalco

Notes:

1.

The transactions under the Mutual Supply Agreement (Item A.2) and the Mineral Supply Agreement (Item A.3) are aggregated for the purpose of categorisation as the nature of the transactions under these two agreements are of a similar nature.

2.	The Buildings Leasing Agreement (Item A. 6) and the Head Office Leasing Agreement (Item A.8) are disclosed as if they form one transaction with Chinalco.

3.

This is a New Continuing Connected Transaction. The connected person is Shanxi Zhangze, a substantial shareholder of Huaze Aluminum, which is a 60% owned subsidiary of the Company. For more information relating to this transaction, please refer to paragraph 3.3 below.

4.

This item has combined the supply of aluminum ingots and alumina with Guangxi Nonferrous Metal with the New Continuing Connected Transaction relating to the supply of alumina to Guangxi Baise under one category of continuing connected transactions.

3.2	Fluctuations in the annual limits for the Non-Exempt Continuing Connected Transactions

The following are the reasons for the fluctuations in the annual limits of the Non-exempt Continuing Connected Transactions for the three years ending 31 December 2009:

A1.	Comprehensive Social and Logistics Services Agreement - Social welfare and logistics services

The proposed increase in the annual limit is mainly due to the following three reasons: (a) the logistics services equipment is expected to be refurnished in 2007 due to the aging of the equipment over the years, and therefore, this will result in increased expenses; (b) since many of the Company's facilities have expanded their production capabilities, there will be an increase in the use of the logistics services provided by Chinalco; and (c) it is expected that Chinalco's costs for providing the services will increase over the previous years and therefore, it will mean increased charges to the Company.

A2.	Mutual Supply Agreement - Provision of production supplies and ancillary services

As the domestic supply of coal, electricity, fuel and logistics services in 2005 and 2006 was tense, it is expected that the situation will remain tense in 2007 and the near future, causing the relevant costs of the production supplies and services of Chinalco to continue to increase. The proposed increase in annual limit is due to an expected increase of costs and charges for Chinalco to provide cement, coal, transportation and other related products and services. The increases in costs and charges are expected to continue to increase in line with the continued growth of the market prices and PRC economic development environment. Further, with the expansion in the Company's production capabilities, there will be a corresponding increase in the use of the products and services provided by Chinalco.

In addition, following the completion of several of the Company's newly built alumina facilities, the upgrading of certain of the Company's alumina productions, and the completion of several domestic mergers and acquisitions by the Company, the Company's production capacity of smelting and alumina is expected to experience significant increases, and the need for the production supplies and ancillary services provided by Chinalco will accordingly increase significantly.

A3.	Mineral Supply Agreement - Mineral Supply

As two of the Company's alumina production facilities will commence production in 2007, the demand for bauxite and limestone for its production is also expected to increase accordingly. It is also expected that the costs and volume of purchase of these minerals by the Company will continue to increase in the coming three financial years ending 31 December 2009.

A4.	Metallurgical Services Agreement - Engineering, construction and supervisory services

As the Company continues to invest in capital expenditure projects, it is expected that new alumina facilities will be built and smelting facilities will be reorganized and as such, it is expected that the Company will continue to engage the engineering contracting services (including engineering design, works, supervisions, equipment purchasing and safety inspections and other one-stop services provided) of Chinalco for these projects. The Directors propose that the annual caps for this type of transactions be increased accordingly to accommodate the increased use of the services provided by Chinalco.

A5.	Land use Rights Leasing Agreement - Land use rights leasing

The proposed increase in annual limit is mainly due to the increase in market rent and land use taxes during the past three years and in anticipation of the future increases in the next three years in line with the PRC economic growth and development.

The Land Use Rights Leasing Agreement initially provided that the annual rent payable to Chinalco should be RMB200 million (inclusive of then applicable land use tax and other taxes payable) and should be paid quarterly in arrears. The Land Use Rights Leasing Agreement further provides that the annual rent payable should be reviewed every three years at a rent not higher than the prevailing market rent as determined by an independent valuer. The Land Use Agreement also provides that if there is a major adjustment to the land taxes payable in respect of the land use rights leased, adjustment to the rent may be made after negotiation and agreement by Chinalco and the Company and confirmed by an independent valuer.

By an announcement dated 20 January 2005, the Company announced and revised the annual cap to RMB250 million for the three years ending 31 December 2006. The revision was due to the adjustments by the located tax authorities of the basic land rates and land use taxes effective from 2004 onwards of the land use rights rented by Chinalco to the Company and the agreement by the Company to pay the increased land rates and land use taxes on behalf of Chinalco.

Chinalco has recently requested the Company to bear the increase in land rates and land use taxes of the land use rights rented to the Company's Zhongzhou Branch and Shanxi Branch and the Directors, having considered that Chinalco has not requested for any rental increase during the last three years despite the general trend of rental increase in the PRC, will agree to pay such increased rates and land use taxes. The Directors consider that the relevant PRC authorities will continue to increase the land rates and land use taxes in the next three years due to the continued and steady growth of the PRC economy and in order to ensure that Chinalco will receive the same amount of rental payment before the increase in land rates and land use taxes, the Directors propose an annual cap of RMB400 million as the annual limit for this category of continuing connected transactions for the coming three financial years ending 31 December 2009.

A6.	Buildings Leasing Agreement and Head Office Leasing Agreement - Building leasing

The Directors propose to aggregate the rental payable to Chinalco under the Buildings Leasing Agreement dated 5 November 2001 with the rent payable under the Head Office Leasing Agreement to China Aluminum Development Company Limited under one category of continuing connected transactions and apply for an aggregate annual limit of RMB100 million for each of the three years ending 31 December 2009. The justifications for the proposed increase in annual limits are set out below.

At the time of the 2003 Waiver Renewal, the annual limit for the Buildings Leasing Agreement was set at RMB12 million, being the estimated total amount of rent payable by the Company to Chinalco in respect of approximately 100 buildings leased by us from Chinalco pursuant to the Buildings Leasing Agreement dated 5 November 2001. Due to the steady growth of the PRC economy, the Company expects that the aggregate amount of rental payable by the Company to Chinalco will increase during the next three years.

On 30 March 2005, the Company announced that it entered into a tenancy agreement (i.e. referred to as the Head Office Leasing Agreement in paragraph 2.2 above) with China Aluminum Development Company Limited, a wholly-owned subsidiary of Chinalco, the controlling shareholder of the Company, for the leasing of 12th to 16 floors and 18th to 31st floors (a total of 19 floors) of No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC. The tenancy is for a term of three years from

15 October 2005 to 15 October 2008 at any annual rent of RMB61,648,696 per year together with property management fee of RMB1.0 per day per square meter or approximately RMB11 million per year. By an announcement dated 7 September 2006, the Company announced that due to the recent increase in rent of office premises in Beijing, the Company at the request of China Aluminum Development has agreed to make prepayment of the annual rent and property management fees of the leased premises for the remaining two years of the tenancy. The prepayment amounted to RMB145,314,782.

Considering the rapid and steady economic growth in the PRC during the past three years and the general trend of rental increase during the same years, the Directors propose an annual cap of RMB100 million for the three years ending 31 December 2009. As RMB74 million per year in respect of the head office rental and property management fees for the next two years had been repaid to Chinalco, the effective annual cap will be RMB16 million for each of the three years ending 31 December 2009.

B.1	Mutual Supply Agreement - Provision of production supplies and ancillary services by the Company to Chinalco

As the subsidiaries of Chinalco has continued to increase, including companies such as (Chinese Character) (China Aluminum Ruimin Aluminum Strap Co., Ltd.) and (Chinese Character) (Lanzhou Liancheng Aluminum Co., Ltd.), the need for these subsidiaries to purchase the Company's products has also increased accordingly and hence, larger quantities of alumina are being purchased from the Company. It is expected that Chinalco will continue to acquire more subsidiaries in 2007 to 2009, and these subsidiaries will also purchase their primary aluminum and alumina products from the Company, and therefore, a proposed increase in the annual limit is deemed appropriate due to the anticipated increase of the sale of primary aluminum and alumina products from the Company to Chinalco.

B.4	Aluminum Ingots and Alumina Supply Agreement - Aluminum Ingots and Alumina Supply to Guangxi Nonferrous and alumina supply to Guangxi Baise

The Directors propose to aggregate the annual limits of the supply of aluminum ingots and alumina to Guangxi Nonferrous Metal under the Aluminum Ingots and Alumina Supply Agreement dated 5 November 2001 with the annual limits of Alumina Supply Agreement with Guangxi Baise under one category of continuing connected transactions and to apply for an aggregate annual limit of RMB450 million for each of the three years ending 31 December 2009.

For the two years ended 31 December 2005, the historical amounts of the supply of aluminum ingots and alumina to Guangxi Nonferrous Metal increased from RMB86 million to RMB122 million, respectively. The Directors estimate that the total amounts of transactions with Guangxi Nonferrous will increase to approximately RMB180 million for the year ending 31 December 2006, which may exceed the annual limit approved by the independent Shareholders in the 2003 Waiver Renewal. By an announcement dated 13 December 2006, the Company announced the revision of the annual limit of the transactions with Guangxi Nonferrous Metal under this agreement to RMB190 million for the year ending 31 December 2006. The Directors estimate that the amounts of transactions with Guangxi Nonferrous Metal will be approximately RMB150 million for each of the years ending 31 December 2009.

For more information relating to the supply of alumina to Guangxi Baise, please refer to paragraph 3.3 below.

3.3	New Continuing Connected Transaction - (1) Contracting Services provided by Shanxi Zhangze and (2) alumina supply to Guangxi Baise

A.10	Huaze Contracting Agreement - management and operations of electricity generators

On 15 January 2003, the Company announced that it entered into a joint venture with Shanxi Zhangze for the establishment of a joint venture company initially to be named as Shanxi Zhangze Aluminum and Power Limited, which was subsequently upon establishment named as Shanxi Huaze Aluminum and Power Company Limited (Chinese Character) ("Huaze Aluminum"). Huaze Aluminum is held as to 60% by the Company and as to the remaining 40% by Shanxi Zhangze. Under the Listing Rules, Shanxi Zhangze is a substantial shareholder of Huaze Aluminum, one of the Company's subsidiaries, and therefore a connected person of the Company. Any transactions between Huaze Aluminum and Shanxi Zhangze will constitute connected transactions under the Listing Rules.

Huaze Aluminum proposes to enter into the Huaze Contracting Agreement with Shanxi Zhangze by contracting the management and operations of the electricity generators numbers 3 and 4 to Shanxi Zhangze. The principal proposed terms of the contracting agreement are as follows:

1.	The term is for 3 years from 1 January 2007 to 31 December 2009;

2.

All electricity generated by the two electricity generators shall all be supplied to Huaze Aluminum and which will be paid for by Huaze Aluminum at a rate according to the contracting agreement, which is calculated based on the costs for generating each unit of electricity multiplied by the total units of electricity generated;

3.

Shanxi Zhangze shall be responsible for all costs including fuel costs as well as cost of water supply, other raw materials, labour costs and welfare and other fixed costs for providing the electricity supply to Huaze Aluminum; and

4.

Huaze Aluminum shall be responsible for all normal environmental costs for the electricity supply. All extra environmental costs caused by the abnormal operations of the electricity generators shall be borne by Shanxi Zhangze.

The Directors estimate that based on the proposed terms of the Huaze Contracting Agreement, the amount of contracting fees payable by Huaze Aluminum for the electricity supplied by Shanxi Zhangze will be approximately RMB800 million on the basis that the electricity generated by the two electricity generators will be approximately 4,000 million KWH per year.

This transaction is subject to the reporting and announcement requirements but no independent Shareholders' approval is required under the Listing Rules.

B.4	Alumina Supply Agreement - Alumina supply

In addition, Guangxi Baise, which is a subsidiary of Guangxi Investments will enter into the Baise Agreement with the Company for the supply of alumina to Guangxi Baise. As Guangxi Baise is a 48% subsidiary of Guangxi Investments, it is therefore an associate of Guangxi Investments and a connected person of the Company and any transactions with it will constitute connected transactions under the Listing Rules. The proposed principal terms of the Baise Agreement between the Company and Guangxi Baise are as follows:

1.	The term shall be from 1 January 2007 to 31 December 2009;

2.

Guangxi Baise shall purchase from the Company a total of 270,000 tonnes of alumina, of which 70,000 tonnes shall be delivered by the Company to Guangxi Baise for the year ending 31 December 2007 and 100,000 tonnes shall be delivered for each of the two years ending 31 December 2009;

3.	The price per tonne shall be determined based on 17% the average weighted average price for the three preceding three months of the alumina price quoted on the Shanghai Futures Exchange.

4.	Payment shall be made in cash.

Based on the terms and conditions of the proposed Baise Agreement, the Directors estimate that the annual value of the transactions with Guangxi Baise would be approximately RMB300 million for each of the three years ending 31 December 2009.

As Guangxi Nonferrous Metals and Guangxi Baise are both subsidiaries of Guangxi Investments and that the nature of their transactions with the Company is similar, the Directors propose to aggregate these two connected transactions and apply for one annual cap of approximately RMB450 million for each of the three years ending 31 December 2009.

This transaction will be aggregated with the Aluminum Ingots and Alumina Supply Agreement with Guangxi Nonferrous Metal to form one category of continuing connected transactions as the two transactions involve two of the subsidiaries of Guangxi Investments, which is a promoter and a connected person of the Company.

4.	REASONS AND BENEFITS OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS AND THE NEW CONTINUING CONNECTED TRANSACTIONS

The Board is of the view that the Non-exempt Continuing Connected Transactions and the New Continuing Connected transactions are essential to the business of the Company for the following reasons:

(1)

The Company does not have the function of providing social welfare and logistics services such as education, medical and child care services, which are essential to the Company and are normally most efficiently provided by Chinalco;

(2)	Supply of bauxite and limestones by Chinalco can minimize the management and operational costs of the Company;

(3)

Alumina and aluminum ingots sales to the associates of Guangxi Investments are conducted at market price upon normal commercial terms. The long-term supply agreements also ensure the sales of the Company's alumina and primary aluminum at market price.

(4)

Contracting the management of the electricity generators to Shanxi Zhangze who are more skilled and experienced in electricity generator management can guarantee that the electricity generators will be safely operated and maintained. Further, the performance of the electricity generators can be optimized and the costs can be reduced due to increased efficiency in management.

The Non-exempt Continuing Connected Transactions and the New Continuing Connected Transactions are and will be entered into in the ordinary and usual course of business of the Company upon normal commercial terms and the Board is of the view that it is in the interest of the shareholders of the Company as a whole to continue with those Non-exempt Continuing Connected Transactions and the New Continuing Connected Transactions.

The Company will seek the approval of the independent Shareholders for the Non-exempt Continuing Connected Transactions under the following agreements referred to in Item Nos. A.1, A.2, A.3, A.4 (expenditure) and B.1 (revenue) above from the announcement and independent Shareholders' approval requirements of the Listing Rules:

*	the Comprehensive Social and Logistics Services Agreement (expenditure) (Item A.1)

*	the Mutual Supply Agreement (expenditure and revenue) (Items A.2 and B.1)

*	the Mineral Supply Agreement (expenditure) (Item A.3)

*	the Metallurgical Services Agreement (expenditure) (Item A.4)

The following Non-exempt Continuing Connected Transactions and the New Continuing Connected Transactions referred to in Item Nos. A.5, A.6, A.8, A.10 (expenditure) and B.4 (revenue) above are only subject to the reporting and announcement requirements of the Listing Rules:

*	the Land Use Rights Leasing Agreement (expenditure) (Item A.5)

*	the Buildings Leasing Agreement and Head Office Leasing Agreement (expenditure) (Items A.6 and A.8)

*	the Huaze Contracting Agreement (expenditure) (Item A.10)

*	the Aluminum Ingots and Alumina Supply Agreement and Alumina Supply Agreement (revenue) (Item B.4)

The transactions under the following agreements are exempt connected transactions which are not subject to the reporting, announcement or shareholders' approval requirements under the Listing Rules as the annual value of each of the such continuing connected transactions falls below the de minimis disclosure threshold set by the Listing Rules:

*	the Factory and Asset Leasing Agreement (expenditure) (Item A.7)

*	the Aluminum Ingots Agency Agreement (expenditure) (Item A.9)

*	the Metallurgical Services Agreement (revenue) (Item B.2)

*	the Buildings Leasing Agreement (revenue) (Item B.3)

As the counter-party to the Non-exempt Continuing Connected Transactions which require independent Shareholders' approval is Chinalco, Chinalco and its respective associates will abstain from voting at the SGM.

Upon approval of the Non-exempt Continuing Connected Transactions which require independent Shareholders' approval, the Company will comply with the requirements specified under Rules 14A.35(1), 14A.35(2), 14A.37 to 14A.40 of the Listing Rules in respect of the conduct of such Non-exempt Continuing Connected Transactions.

5.	RENEWAL OF THE EXISTING CONTINUING CONNECTED TRANSACTION AGREEMENTS

As set out in the table under paragraph 2.2 above, each of the following agreements relating to the Non-exempt Continuing Connected Transactions will expire on the following date:

		Counter-party	Expiry Date

A.1	Comprehensive Social and	Chinalco	30 June 2007
Logistics Services Agreement

A.2	Mutual Supply Agreement	Chinalco	30 June 2007

A.3	Mineral Supply Agreement	Chinalco	30 June 2007

A.4	Metallurgical Services Agreement	Chinalco	30 June 2007

A.5	Land Use Rights Leasing Agreement	Chinalco	30 June 2051

A.6	Buildings Leasing Agreement	Chinalco	30 June 2020

A.10	Huaze Contracting Agreement	Shanxi Zhangze	31 December 2009

B.4	Aluminum Ingots and	Guangxi Nonferrous Metal	31 December 2007
Alumina Supply Agreement
	Alumina Supply Agreement	Guangxi Baise	31 December 2009

In accordance with Rule 14A.41 of the Listing Rules, any renewal of the continuing connected transactions is subject to compliance in full with all applicable reporting, disclosure and independent shareholders' approval requirements. As the agreements relating to the above Non-exempt Continuing Connected Transactions (namely, the Comprehensive Social and Logistics Services Agreement, the Mutual Supply Agreement, the Mineral Supply Agreement and the Metallurgical Services Agreement) which are subject to the independent Shareholders' approval will all expire on 30 June 2007, this means that any renewal of such agreements after 30 June 2007 will be subject to approval by the independent Shareholders at the time for such renewal. To avoid the trouble of seeking independent Shareholders' approval again upon the expiry of each of such agreements, the Directors propose to enter into the Extension Agreement for such Non-exempt Continuing Connected Transactions, so that all such agreements will commence on the same date, that is, 1 January 2007 and will expire together on 31 December 2009. Such arrangement will not apply to (1) the Land Use Right Leasing Agreement; (2) Buildings Leasing Agreement; (3) Huaze Contracting Agreement; (4) Alumina Supply Agreement. The Extension Agreement will not cover the Aluminum Ingots and Alumina Supply Agreement with Guangxi Nonferrous Metal and the Company will comply with the requirements of the Listing Rules if it renews the Aluminum Ingots and Alumina Supply Agreement with Guangxi Nonferrous Metal upon its expiry on 31 December 2007.

The Directors will propose the entering into of the Extension Agreement for the Non-exempt Continuing Connected Transactions which require independent Shareholders for approval by the independent Shareholders at the SGM.

6.	INFORMATION RELATING TO THE COMPANY

The Company is the largest producer of alumina and primary aluminum in the PRC. The Company's key facilities include four integrated alumina and primary aluminum production plants, five alumina refineries, nine primary aluminum smelter and one research institute, which are engaged in the production, sales and research of alumina and primary aluminum. The scope of business of the Company and it subsidiaries include bauxite mining, and alumina refining and primary aluminum smelting. Its principal products include alumina, primary aluminum and carbon.

7.	INFORMATION RELATING TO THE CONNECTED PARTIES

7.1	Chinalco

Chinalco is a controlling shareholder of the Company. Chinalco is a state-owned enterprise incorporated under the laws of the PRC, whose entities and business were contributed to the Company upon the Company's establishment.

7.2	Guangxi Nonferrous Metal

Guangxi Nonferrous Metal is a limited liability company established in the PRC, whose business operations include the manufacturing of nonferrous metal products, alumina, aluminum ingots, and other primary materials for aluminum products.

8.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Company proposes the make certain amendments to the Articles of Association. Such amendments are proposed in accordance with laws and regulations currently prescribed by the relevant PRC authorities including the CSRC, stipulating provisions mandatory or recommended for inclusion in articles of association of PRC listed companies. Such amendments are also made to comply with the recent amendments to the PRC Company Law.

Details regarding such proposed amendments are set out in the Appendix I to this circular.

9.	ADDITIONAL INFORMATION

9.1	Notice of SGM

The SGM will be held at the Company's conference room at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 10:00 a.m. on Tuesday, 27 February 2007 to approve the following resolutions by way of ordinary resolutions and the resolution relating to the proposed amendments to the Articles of Association of the Company by way of special resolution:

(1)

the continuation of the Non-exempt Continuing Connected Transactions which require approval by the independent Shareholders' under the Listing Rules, namely, the Comprehensive Social and Logistics Services Agreement (Item A.1), the Mutual Supply Agreement (Items A.2 and B.1), the Mineral Supply Agreement (Item A.3) and the Metallurgical Services Agreement (Item A.4), and the proposed annual caps of the connected transactions in respect thereof for each of the three financial years ending 31 December 2009; and

(2)

the entering into of the Extension Agreement for the Non-exempt Continuing Connected Transactions under the Comprehensive Social and Logistics Services Agreement (Item A.1), the Mutual Supply Agreement (Items A.2 and B.1), the Mineral Supply Agreement (Item A.3) and the Metallurgical Services Agreement (Item A.4), which require independent Shareholders' approval.

(3)

the proposed amendments to the Articles of Association of the Company as set out in Appendix I of this circular be generally and unconditionally approved and the board of Directors of the Company be authorised to make such modifications to the proposed amendments to the Articles of Association of the Company as may be required by the relevant authorities of the PRC.

9.2	Closure of books

Shareholders whose names appear on the register of members of the Company at the close of business on Friday, 26 January 2007 will be entitled to attend the SGM upon completion of the necessary registration procedures. The H Shares register of members of the Company will be closed from Saturday, 27 January 2007 to Tuesday, 27 February 2007, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Where applicable, shareholders of the Company's H Shares intending to attend the SGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H Share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 26 January 2007.

9.3	Reply slip and proxy form

If you are eligible and intend to attend the SGM, please complete and return the reply slip, a copy of which is enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event by Wednesday, 7 February 2007.

If you are not able to attend and/or vote at the SGM, you are strongly urged to complete and return the proxy form, a copy of which is also enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the SGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the SGM or any adjournment thereof should you so wish.

9.4	Procedure to demand a poll at the SGM

Pursuant to Articles 79 to 81 of the Articles of Association, a poll may be demanded at the SGM, before or after a vote is carried out by a show of hands:

9.4.1	by the chairman of the meeting;

9.4.2	by at least two Shareholders present in person or by proxy entitled to vote at the meeting; or

9.4.3	by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

10.	RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on page 32 of this circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders concerning the continuation of the Non-exempt Continuing Connected Transactions which require independent Shareholders' approval and the proposed annual caps of such Non-exempt Continuing Connected Transactions for each of the three financial years ending 31 December 2009.

The advice of Taifook Capital Limited, the independent financial adviser to the Independent Board Committee, on the fairness and reasonableness of the terms of the Non-exempt Continuing Connected Transactions which require independent Shareholders' approval and the proposed annual caps of such Non-exempt Continuing Connected Transactions set out on pages 33 to 55 of this circular. The independent financial adviser considers that the terms of such Non-exempt Continuing Connected Transactions, the proposed annual caps of such Non-exempt Continuing Connected Transactions and the entering into of the Extension Agreement are fair and reasonable so far as the independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

The Board believes that the continuation of the Non-exempt Continuing Connected Transactions, the proposed annual caps of such Non-exempt Continuing Connected Transactions for the three financial years ending 31 December 2009 and the entering into of the Extension Agreement are in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the independent Shareholders to vote in favour of the proposed resolutions relating to such Non-exempt Continuing Connected Transactions to the proposed at the SGM.

The Board also recommends the Shareholders to vote in favour of the resolution to amend the Articles of Association as set out in Appendix I to this circular.

11.	FURTHER INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

Yours faithfully,
For and on behalf of the board of Directors of
Aluminum Corporation of China Limited
Xiao Yaqing
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE
Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

To the independent Shareholders	27 December 2006

Dear Sir or Madam,

RENEWAL OF WAIVER -
CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of the Company dated 27 December 2006 to the Shareholders (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of the terms of the Non-exempt Continuing Connected Transactions which require approval by the independent Shareholders, the proposed annual caps of such transactions and the proposed entering into of the Extension Agreement for such Non-exempt Continuing Connected Transactions. Taifook Capital Limited has been appointed by the Company as the independent financial adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 33 to 55 of the Circular.

Your attention is also drawn to the letter from the Board set out on pages 1 to 31 of the Circular and the additional information set out in the Appendix to the Circular.

Having considered the terms of the proposed Non-exempt Continuing Connected Transactions which require approval by the independent Shareholders, and taken into account the advice from Taifook Capital Limited and in particular the principal factors and reasons set out in the letter of advice from Taifook Capital Limited, we are of the view that such proposed Non-exempt Continuing Connected Transactions, the proposed annual caps of such Non-exempt Continuing Connected Transactions and the proposed entering into of the Extension Agreement are in the interests of the Company and the Shareholders as a whole and the terms of such proposed Non-exempt Continuing Connected Transactions are fair and reasonable.

Yours faithfully,
Aluminum Corporation of China Limited
Mr. Poon Yiu Kin, Samuel
Mr. Wang Dianzuo
Mr. Kang Yi
Independent Board Committee

LETTER FROM TAIFOOK CAPITAL LIMITED

The following is the text of the letter of advice to the Independent Board Committee and the independent Shareholders dated 27 December 2006 from Taifook Capital Limited in relation to the Subject Continuing Connected Transactions and the Proposed Annual Caps (both as hereinafter defined) for the purpose of incorporation in this circular.

25th Floor
New World Tower
16-18 Queen's Road Central
Hong Kong

27 December 2006

To the Independent Board Committee and the independent Shareholders of
Aluminum Corporation of China Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to the Independent Board Committee and the independent Shareholders in relation to the terms of certain continuing connected transactions to be entered into between the Group and Chinalco and its subsidiaries and associates (excluding the Group) ("Chinalco Group"), namely the provision of social welfare and logistics services by the Chinalco Group to the Group, the mutual provision of production supplies and ancillary services between the Chinalco Group and the Group, the supply of mineral by the Chinalco Group to the Group and the provision of engineering design, construction and supervisory services by the Chinalco Group to the Group, for the three years ending 31 December 2009 which are subject to reporting, announcement and independent shareholders' approval requirement under the Listing Rules ("Subject Continuing Connected Transactions") (including the proposed annual caps in relation to the Subject Continuing Connected Transactions for the three years ending 31 December 2009 ("Proposed Annual Caps")) in accordance with their respective Existing Connected Transaction Agreements (as extended), details of which are set out in the "Letter from the board of directors" ("Letter from the Board") of the circular of the Company dated 27 December 2006 ("Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

The Company and Chinalco entered into certain agreements to govern and regulate the provision of social welfare and logistics services by the Chinalco Group to the Group, the mutual provision of production supplies and ancillary services between the Chinalco Group and the Group, the supply of mineral by the Chinalco Group to the Group and the provision of engineering design, construction and supervisory services by the Chinalco Group to the Group. As stated in the Letter from the Board, the results of the size tests (as provided in the Listing Rules) for the estimated annual limits of the Subject Continuing Connected Transactions for the three years ending 31 December 2009 (where the transaction amounts for the provision of production supplies and ancillary services and the supply of mineral by the Chinalco Group to the Group are aggregated for the purpose of categorisation) are over 2.5% and therefore such transactions are subject to reporting, announcement and independent shareholders' approval requirement under the Listing Rules. In addition, on 5 November 2001, the Company and Chinalco also entered into the Land Use Rights Leasing Agreement and the Buildings Leasing Agreement for the leasing of certain land use rights and buildings by the Group from the Chinalco Group for a duration of more than three years. As stated in the Letter from the Board, the results of the size tests (as provided in the Listing Rules) for the estimated annual limits of such transactions for the three years ending 31 December 2009 is over 0.1% but under 2.5%. The current waiver from strict compliance with the Listing Rules in respect of the foregoing continuing connected transactions will expire on 31 December 2006. Our opinion is only confined to the Subject Continuing Connected Transactions and the Proposed Annual Caps and the duration of the Land Use Rights Leasing Agreement and the Buildings Leasing Agreement and not the other continuing connected transactions and their related proposed annual caps as set out in the Circular.

As at the Latest Practicable Date, Chinalco was the controlling shareholder of the Company and hence a connected person of the Company under the Listing Rules. Accordingly, the Subject Continuing Connected Transactions constitute continuing connected transactions of the Company. The Company will seek independent Shareholders' approval at the SGM for, among others, the continuation of the Subject Continuing Connected Transactions and the Proposed Annual Caps. Chinalco and its associates will abstain from voting at the SGM, at which the proposed resolutions approving the Subject Continuing Connected Transactions and the Proposed Annual Caps will be considered.

The Independent Board Committee comprising Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi has been established to advise the independent Shareholders on the terms of the Subject Continuing Connected Transactions and the Proposed Annual Caps. In our capacity as the independent financial adviser to the Independent Board Committee and the independent Shareholders, our role is to provide the Independent Board Committee and the independent Shareholders with an independent opinion and recommendation as to whether (i) the entering into of the Subject Continuing Connected Transactions in accordance with their respective Existing Connected Transaction Agreements (as extended) for the three years ending 31 December 2009 is in the interests of the Company and the independent Shareholders as a whole and in the ordinary and usual course of business of the Group and the terms thereof are on normal commercial terms and fair and reasonable; and (ii) the Proposed Annual Caps are fair and reasonable.

BASIS OF OUR OPINION

In formulating our recommendation, we have relied on the information, financial information and facts supplied to us and representations expressed by the Directors and/or management of the Group and have assumed that all such information, financial information and facts provided and any representations made to us or contained in the Circular were true, accurate and complete at the time they were made and continue to be so at the date of despatch of the Circular and during the period up to the date of the SGM, and has been properly extracted from the relevant underlying accounting records (in the case of financial information) and made after due and careful enquiry by the Company, the Directors and the management of the Group. We have been advised by the Directors and/or the management of the Group that all relevant information has been supplied to us and that no material facts have been omitted from the information supplied and representations expressed to us. We have no reason to doubt the completeness, truth or accuracy of the information and facts provided and representations made to us and we are not aware of any facts or circumstances which would render such information provided and representations made to us untrue, inaccurate or misleading. We consider we have reviewed sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted an independent verification of the information nor have we conducted any form of investigation into the businesses, affairs, financial positions or prospects of the Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion regarding the terms of the Subject Continuing Connected Transactions and the Proposed Annual Caps, we have considered the following principal factors:

I.	Terms of the Existing Connected Transaction Agreements in relation to the Subject Continuing Connected Transactions

Set out below are some of the principal terms of the Existing Connected Transaction Agreements in relation to the Subject Continuing Connected Transactions. Shareholders are advised to refer to the Prospectus and the circular of the Company dated 26 November 2003 for further details.

(A)	Provision of social welfare and logistics services by the Chinalco Group to the Group

On 5 November 2001, Chinalco and the Company entered into the Comprehensive Social and Logistics Services Agreement for a term of three years with effect from 1 July 2001, whereby the Chinalco Group shall provide social welfare services and logistics services, namely public security and fire fighting services, education and training, schools, hospitals and hygiene, cultural and physical education, newspapers and magazines publication and broadcasting, printing and other services, property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens, guest-houses, offices, public transportation, retirement management and other services, to the Group. Pursuant to the Comprehensive Social and Logistics Services Agreement, the parties thereto agreed that, among others:

(i)

the social welfare and logistics services will be provided: (a) according to state-prescribed price; (b) if there is no state-prescribed price but there is a state-guidance price, then according to state-guidance price; (c) if there is neither a state-prescribed price nor a state-guidance price, then according to the market price; and (d) if none of the above is applicable, then according to the contractual price. Market price means the price at which the same type of services is provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the same area, in the vicinity, or if not applicable, in the PRC ("Market Price"). Contractual price means the price to be agreed between the relevant parties for the provision of the subject services, which shall be the reasonable costs (being the costs confirmed by both parties after arm's length negotiations and permitted by the accounting system of the PRC (including sales tax and surcharge)) incurred in providing the same plus not more than 5% of such costs;

(ii)

the Chinalco Group will not provide services to the Group on terms which are less favourable than those offered to third parties. The Group will give priority to the Chinalco Group in using its services if the terms offered by the Chinalco Group and by third parties are the same;

(iii)

the Chinalco Group is entitled to provide the relevant services to any third parties provided that the provision of such services will not affect the Chinalco Group's services under the Comprehensive Social and Logistics Services Agreement. On the other hand, the Group is entitled to obtain such services from third parties if the Chinalco Group cannot satisfy the Group's needs; and

(iv)

either party may terminate the Comprehensive Social and Logistics Services Agreement or specific type of service provided by giving to the other party not less than six months' prior written notice, provided that if the Group cannot conveniently obtain such service from a third party and requests the Chinalco Group to provide such service, the Chinalco Group cannot, without the written consent of the Company, terminate the provision of such service.

On 28 June 2004, Chinalco and the Company entered into an agreement to extend the term of the Comprehensive Social and Logistics Services Agreement for a further period of three years, commencing on 1 July 2004 and ending on 30 June 2007. We understand that it is the Company's intention to enter into new extension agreement, on the same terms and conditions, so that the term of the transactions under the Comprehensive Social and Logistics Services Agreement will be extended to 31 December 2009.

We understand from the Directors that the Group does not have the function of providing social welfare and logistics services such as education, medical and child care services, which are essential to the Group and are normally most efficiently provided by the Chinalco Group. As advised by the Directors, it would be more economical for the Group to obtain the social welfare and logistics services from the Chinalco Group for the following reasons: (i) the Chinalco Group had provided such services to the Group prior to the reorganisation of the assets and liabilities of Chinalco and its subsidiaries and associates carried out in preparation for the listing of the H Shares on The Stock Exchange of Hong Kong Limited ("Reorganisation"), and retained the assets, facilities and labour for the provision of social welfare and logistics services after the Reorganisation; and (ii) given the proximity of the Group and the Chinalco Group and by sharing the Chinalco Group's facilities and labour force, the provision of the social welfare and logistics services by the Chinalco Group would enable a higher degree of economies of scale being attained.

As mentioned above, the social welfare and logistics services will be provided according to (i) state-prescribed price; (ii) if not available, then state-guidance price; (iii) if neither, then the Market Price; and (iv) if none of the above is applicable, then reasonable costs plus not more than 5% of such costs. We understand from the Directors that the mark-up percentage of not more than 5% was determined after arm's length negotiations between the Company and Chinalco. Given that (i) the price at which the Chinalco Group provides social welfare and logistics services to the Group will be determined according to government direction or market forces or at cost plus a mark-up determined after arm's length negotiations, and (ii) the Chinalco Group will not provide services to the Group on terms which are less favourable than those offered to third parties, we are of the opinion that the pricing mechanism is fair and reasonable.

In view of the above and having considered:

(i)

the entering into of the transactions contemplated under the Comprehensive Social and Logistics Services Agreement for the three years ending 31 December 2009 is within the Group's existing business activities and can facilitate the Group to carry out its business activities and operations;

(ii)	the reasons for entering into the Comprehensive Social and Logistics Services Agreement as mentioned above;

(iii)	the pricing mechanism for the provision of social welfare and logistics services by the Chinalco Group to the Group as described above; and

(iv)

the Chinalco Group will give priority in providing social welfare and logistics services to the Group and the Chinalco Group cannot, without the written consent of the Company, terminate the provision of such services to the Group if the Group cannot conveniently obtain such services from a third party, we concur with the views of the Directors that the entering into of the continuing connected transactions under the Comprehensive Social and Logistics Services Agreement for the three years ending 31 December 2009 is in the interests of the Company and the independent Shareholders as a whole and in the ordinary and usual course of business of the Group, and the terms thereof are on normal commercial terms and fair and reasonable so far as the Company and the independent Shareholders are concerned.

(B)	Mutual provision of production supplies and ancillary services between the Chinalco Group and the Group

On 5 November 2001, Chinalco and the Company entered into the General Agreement on Mutual Provision of Production Supplies and Ancillary Services ("Mutual Supply Agreement") for a term of three years with effect from 1 July 2001, whereby the Chinalco Group shall provide the Group with (i) production supplies (including carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, fabricated aluminum and other similar supplies), (ii) transportation and loading services (including vehicle transportation, loading services, railway transportation and other similar services), and (iii) supporting services and ancillary production services (including communication, repair, processing and fabrication, quality testing, engineering design, environmental protection, road maintenance and other similar services); while the Group shall provide the Chinalco Group with (i) production supplies (including alumina, primary aluminum, scrap materials, coal, pitch and other similar supplies), and (ii) supporting services and ancillary production services (including supply of electricity, gas, heat and water, repair, measurement, quality testing, spare parts, transportation, steam and other similar services).

Pursuant to the Mutual Supply Agreement, the parties thereto agreed that, among others:

(i)

the supplies and services will be provided: (a) according to state-prescribed price; (b) if there is no state-prescribed price but there is a state-guidance price, then according to state-guidance price; (c) if there is neither a state-prescribed price nor a state-guidance price, then according to the Market Price; and (d) if none of the above is applicable, then according to the contractual price. Contractual price means the price to be agreed between the relevant parties for the provision of the subject supplies or services, which shall be the reasonable costs (being the costs confirmed by both parties after negotiations and permitted by the accounting system of the PRC, including sales tax and surcharge) incurred in providing the same plus not more than 5% of such costs;

(ii)

the Chinalco Group will not provide products and services to the Group on terms which are less favourable than those offered to third parties. Each party is entitled to provide the relevant supplies and services to any third party provided that the provision of such supplies and services to the other party will not be affected. Each party is entitled to obtain such supplies and services from any third parties if the other party cannot satisfy its needs; and

(iii)

either party may terminate the Mutual Supply Agreement or the provision of specific type of supply or service by giving to the other party not less than six months' prior written notice, provided that if the Group cannot conveniently obtain such supply and service from a third party and requests the Chinalco Group to provide such supply and service, the Chinalco Group cannot, without the written consent of the Company, terminate the provision of such supply and service.

On 28 June 2004, Chinalco and the Company entered into an agreement to extend the term of the Mutual Supply Agreement for a further period of three years, commencing on 1 July 2004 and ending on 30 June 2007. We understand that it is the Company's intention to enter into new extension agreement, on the same terms and conditions, so that the term of the transactions under the Mutual Supply Agreement will be extended to 31 December 2009.

As disclosed in the Prospectus, pursuant to the Reorganisation, the Chinalco Group retained certain non-core assets and businesses relating to ancillary production supplies and services which include assets and businesses for, among other things, (a) supply of various raw materials required in the course of production of alumina and primary aluminum; (b) provision of transportation and loading services; and (c) the provision of production supporting services. On the other hand, the Chinalco Group transferred to the Group (a) operating assets and businesses for the production of alumina, primary aluminum, scrap materials, etc; and (b) assets and businesses for provision of ancillary production supplies and services which include, among other things, the supply of electricity, gas, heat and water, spare parts and the provision of repair and measurement services. Accordingly, the Directors consider that the mutual provision of production supplies and ancillary services under the Mutual Supply Agreement is beneficial to the Group as the Chinalco Group and the Group have established a long-term cooperation relationship prior to the Reorganisation, and the mutual provision of production supplies and ancillary services enhances the smooth operations of and generates revenue for the Group. As advised by the Directors, the quality of the production supplies and ancillary services provided by the Chinalco Group to the Group is comparable to the quality of the same or similar type of the production supplies and ancillary services provided by independent third parties.

As mentioned above, the production supplies and ancillary services will be provided according to (i) state-prescribed price; (ii) if not available, then state-guidance price; (iii) if neither, then the Market Price; and (iv) if none of the above is applicable, then reasonable costs plus not more than 5% of such costs. We understand from the Directors that the mark-up percentage of not more than 5% was determined after arm's length negotiations between the Company and Chinalco. Given that (i) the price for the mutual provision of production supplies and ancillary services will be determined according to government direction or market forces or at cost plus a mark-up determined after arm's length negotiations, and (ii) the Chinalco Group will not provide products and services to the Group on terms which are less favourable than those offered to third parties, we are of the opinion that the pricing mechanism is fair and reasonable.

In view of the above and having considered:

(i)	the nature of the transactions contemplated under the Mutual Supply Agreement is within the Group's existing business activities;

(ii)	the reasons for entering into the Mutual Supply Agreement as mentioned above;

(iii)	the pricing mechanism for the provision of the supplies and services under the Mutual Supply Agreement as described above; and

(iv)

the Chinalco Group will give priority in providing the production supplies and ancillary services to the Group, and the Chinalco Group cannot, without the written consent of the Company, terminate the provision of such supplies and services to the Group if the Group cannot conveniently obtain such supplies and services from a third party, we concur with the views of the Directors that the entering into of the continuing connected transactions under the Mutual Supply Agreement for the three years ending 31 December 2009 is in the interests of the Company and the independent Shareholders as a whole and in the ordinary and usual course of business of the Group, and the terms thereof are on normal commercial terms and fair and reasonable so far as the Company and the independent Shareholders are concerned.

(C)	Supply of mineral by the Chinalco Group to the Group

On 5 November 2001, Chinalco and the Company entered into the Mineral Supply Agreement for the supply of bauxite and limestone by the Chinalco Group to the Group for a term of three years with effect from 1 July 2001, provided that the supply of mineral from specific mines shall be subject to the actual mine life of the specific mines. Pursuant to the Mineral Supply Agreement, the parties thereto agreed that, among others:

(i)

the supplies of bauxite and limestone derived from the Chinalco Group's own mining operations will be provided to the Group at reasonable costs incurred in providing the same, plus not more than 5% of such reasonable costs. Reasonable costs means the mineral production costs confirmed by both parties after arm's length negotiations and permitted by the accounting system of the PRC (including sales tax and surcharge);

(ii)

for the supplies of bauxite and limestone which the Chinalco Group purchased from mines jointly operated by the Chinalco Group and other third parties or from other mines through contractual arrangements to be re-sold to the Group, the price shall be the contractual price paid by the Chinalco Group to such third party, provided that such contractual price shall not be higher than the historical prices in respect of bauxite or limestone supplied by third parties to the Chinalco Group prior to the date of the Mineral Supply Agreement and adjusted by the rate of inflation;

(iii)

provided that the terms and conditions offered by any independent third party are no more favourable than those offered by the Chinalco Group for the same type of bauxite and limestone, the Group will give priority in purchasing such bauxite and limestone from the Chinalco Group; and

(iv)	before meeting the bauxite and limestone requirements of the Group, the Chinalco Group is not entitled to provide bauxite and limestone to any third parties.

On 28 June 2004, Chinalco and the Company entered into an agreement to extend the term of the Mineral Supply Agreement for a further period of three years, commencing on 1 July 2004 and ending on 30 June 2007. We understand that it is the Company's intention to enter into new extension agreement, on the same terms and conditions, so that the term of the transactions under the Mineral Supply Agreement will be extended to 31 December 2009.

As disclosed in the Prospectus, as part of the Reorganisation, the Chinalco Group retained certain assets and businesses relating to several bauxite mines and limestone quarries in respect of which the mining rights have not been transferred to the Group, and the Chinalco Group also purchases bauxite and limestone from other mines and re-sells the bauxite and limestone to the Group. The Directors consider that as bauxite and limestone are the principal raw material for the production of alumina and a supplemental material used in alumina refining respectively, the procurement of a source of supply from the Chinalco Group through the entering into the Mineral Supply Agreement is in the interests of the Company. As advised by the Directors, the quality of the bauxite and limestone supplied by the Chinalco Group to the Group is comparable to the quality of the same or similar type of the bauxite and limestone supplied by independent third parties.

In view of the above and having considered:

(i)	the nature of the transactions contemplated under the Mineral Supply Agreement is within the Group's existing business activities;

(ii)	the reasons for entering into the Mineral Supply Agreement as mentioned above;

(iii)	the pricing mechanism for the provision of the supplies under the Mineral Supply Agreement; and

(iv)	the Chinalco Group will give priority to supply bauxite and limestone to the Group,

we concur with the views of the Directors that the entering into of the continuing connected transactions under the Mineral Supply Agreement for the three years ending 31 December 2009 is in the interests of the Company and the independent Shareholders as a whole and in the ordinary and usual course of business of the Group, and the terms thereof are on normal commercial terms and fair and reasonable so far as the Company and the independent Shareholders are concerned.

(D)	Provision of engineering design, construction and supervisory services by the Chinalco Group to the Group

On 5 November 2001, Chinalco and the Company entered into the Provision of Engineering, Construction and Supervisory Services Agreement ("Metallurgical Services Agreement") for a term of three years with effect from 1 July 2001, whereby the Chinalco Group shall provide engineering design, construction and supervisory services to the Group, while the Group shall provide engineering design services to the Chinalco Group. As stated in the Letter from the Board, the provision of engineering design services by the Group to the Chinalco Group is an exempt continuing connected transaction which is not subject to reporting, announcement and independent shareholders' approval requirements under the Listing Rules. As such, our opinion and discussion herein will be confined to the provision of engineering design, construction and supervisory services by the Chinalco Group to the Group.

Pursuant to the Metallurgical Services Agreement, in relation to the provision of engineering design, construction and supervisory services by the Chinalco Group to the Group, the parties thereto agreed that, among others:

(i)

the prices of the services to be provided pursuant to the Metallurgical Services Agreement will be in accordance with the state-guidance price. If there is no state-guidance price, then according to market price. Market price means either the price at which the same type of engineering design, construction or supervisory services are provided by independent third parties in the PRC in the ordinary course of their businesses upon normal commercial terms or the price at which the same type of engineering design, construction or supervisory services are provided by the Chinalco Group to independent third parties in the PRC in the ordinary course of business upon normal commercial terms;

(ii)

where contracts are to be tendered, the price for the provision of engineering design, construction and supervisory services shall be set according to the procedures adopted by the tender supervisory and administrative bureau in the locality of the construction project. The tender price should be maintained at a reasonably close level to the lowest offer price in the tender;

(iii)

the Group is at liberty to select providers of the services for its projects, provided that where conditions allow, contractors be selected by way of tender, in accordance with relevant PRC laws and regulations. Where the terms of an offer are the same or similar to those offered by a third party, the Group will give priority in using the Chinalco Group's services;

(iv)

the Chinalco Group is entitled to provide the relevant services to any third parties provided that the provision of such services to the Group under the Metallurgical Services Agreement will not be affected. The Group is entitled to obtain such services from any third parties if the Chinalco Group cannot satisfy its needs; and

(v)

either party may terminate the Metallurgical Services Agreement or any specific agreements entered pursuant to the Metallurgical Services Agreement or any specific type of service by giving to the other party not less than six months' prior written notice, provided that if the Group cannot conveniently obtain such service from a third party and requests the Chinalco Group to provide such service, the Chinalco Group cannot, without the written consent of the Company, terminate the provision of such service.

On 28 June 2004, Chinalco and the Company entered into an agreement to extend the term of the Metallurgical Services Agreement for a further period of three years, commencing on 1 July 2004 and ending on 30 June 2007. We understand that it is the Company's intention to enter into new extension agreement, on the same terms and conditions, so that the term of the transactions under the Metallurgical Services Agreement will be extended to 31 December 2009.

As advised by the Directors, pursuant to the Reorganisation, the Chinalco Group retained its operating assets and liabilities relating to the provision of certain engineering design, construction and supervisory services in connection with the Group's businesses. Accordingly, the Directors consider that the provision of engineering design, construction and supervisory services by the Chinalco Group to the Group under the Metallurgical Services Agreement enhances the smooth operations of the Group. As advised by the Directors, the quality of the engineering design, construction and supervisory services provided by the Chinalco Group to the Group is comparable to the quality of the engineering design, construction and supervisory services provided by independent third parties.

As mentioned above, the engineering design, construction and supervisory services will be provided according to (i) state-guidance price; (ii) if not available, then market price; or (iii) where contracts are to be tendered, the price set according to the procedures adopted by the tender supervisory and administrative bureau in the locality of the construction project which should be maintained at a reasonably close level to the lowest offer price in the tender. Given that the price at which the Chinalco Group provides engineering design, construction and supervisory services to the Group will be determined according to government direction or market forces, we are of the opinion that the pricing mechanism is fair and reasonable.

In view of the above and having considered:

(i)

the provision of engineering design, construction and supervisory services by the Chinalco Group to the Group pursuant to the Metallurgical Services Agreement for the three years ending 31 December 2009 is within the Group's existing business activities and can facilitate the Group to carry out its business activities and operations;

(ii)	the reasons for the provision of engineering design, construction and supervisory services by the Chinalco Group to the Group under the Metallurgical Services Agreement as mentioned above;

(iii)

the pricing mechanism for the provision of engineering design, construction and supervisory services by the Chinalco Group to the Group under the Metallurgical Services Agreement as described above; and

(iv)

the Chinalco Group will give priority in providing the engineering design, construction and supervisory services to the Group, and the Chinalco Group cannot, without the written consent of the Company, terminate the provision of such services to the Group if the Group cannot conveniently obtain such services from a third party, we concur with the views of the Directors that the entering into of the continuing connected transactions for the provision of engineering design, construction and supervisory services by the Chinalco Group to the Group under the Metallurgical Services Agreement for the three years ending 31 December 2009 is in the interests of the Company and the independent Shareholders as a whole and in the ordinary and usual course of business of the Group, and the terms thereof are on normal commercial terms and fair and reasonable so far as the Company and the independent Shareholders are concerned.

II.	Duration of the Land Use Rights Leasing Agreement and the Buildings Leasing Agreement

(A)	Leasing of land use rights from the Chinalco Group by the Group

On 5 November 2001, Chinalco and the Company entered into the Land Use Rights Leasing Agreement, whereby the Chinalco Group agreed to lease to the Group certain parcels of land in the PRC, with an aggregate area of approximately 58.3 million square meters. Allocated land is leased to the Group for a term of 50 years. Land over which the Chinalco Group has been granted land use rights is leased to the Group for a term up to the expiry of the relevant land use right permit. Regarding the land use rights of mines, the term of mining leases shall terminate upon expiry of the mining rights (or the expiry as extended, if applicable) or at the end of the actual mine life, whichever is earlier. The maximum term of the leases under the Land Use Rights Leasing Agreement is 50 years.

The terms of the land leases under the Land Use Rights Leasing Agreement are longer than three years. We understand from the Directors that (i) the majority of the land leased is occupied by the Group for production purpose, including alumina production and ancillary use, mining of bauxite and limestone, and primary aluminum production and ancillary use; while the remaining of the land leased is used as public office and ancillary buildings; and (ii) the production plants and facilities and mines on the leased land are essential to the production and business of the Group as most of the Group's principal production took place in such places. In view of the importance of the aforesaid properties to the Group, we concur with the Directors' view that it is in the interests of the Company and the independent Shareholders to have a longer lease term of the land to minimize the disruption of the Group's production and business operations arising from relocation which may be difficult and impracticable given (i) the size of the leased land and the facilities erected thereon; and (ii) the consideration resources to be expended in establishing new production plants and related facilities.

We have discussed with China Consultants of Accounting and Financial Management Co., Ltd ("CCAFM"), an independent valuer in the PRC, which have confirmed that it is normal business practice for land use rights leasing contracts of similar type entered into by state-owned enterprises in the PRC with companies controlled by them to be of such duration.

We understand that pursuant to the Land Use Rights Leasing Agreement, the Company will be entitled at any time before the expiry of the lease, to terminate the lease of any or all parcel(s) of land by giving to Chinalco notice in writing six months prior to termination of the relevant lease provided that the Chinalco Group shall not be liable to compensate the Group for any buildings or fixtures owned or constructed by the Group on such leased land.

In view of the above and having considered:

(i)	the significance of the leased land to the Group's business and operations;

(ii)	our understanding from CCAFM as mentioned above; and

(iii)

the right of the Company to terminate the lease of land by giving six months' prior written notice to Chinalco under the Land Use Rights Leasing Agreement,

we concur with the views of the Directors that the durations of the land leases pursuant to the Land Use Rights Leasing Agreement of over three years are reasonable and normal business practice.

(B)	Leasing of buildings from the Chinalco Group by the Group

On 5 November 2001, Chinalco and the Company entered into the Buildings Leasing Agreement, whereby the Chinalco Group agreed to lease to the Group certain buildings with an aggregate gross floor area of approximately 273,637 square meters and the Group agreed to lease to the Chinalco Group certain buildings with an aggregate gross floor area of approximately 62,819 square meters, for a term of 20 years commencing from 1 July 2001. As stated in the Letter from the Board, the leasing of buildings from the Group by the Chinalco Group is an exempt continuing connected transaction which is not subject to reporting, announcement and independent shareholders' approval requirements under the Listing Rules. As such, our opinion and discussion herein will be confined to the leasing of buildings from the Chinalco Group by the Group.

As mentioned above, the term of the building leases by the Group from the Chinalco Group under the Buildings Leasing Agreement is longer than three years. We understand from the Directors that such buildings are located on the land leased under the Land Use Rights Leasing Agreement and are used for office, dormitory, canteen, storage, production ancillary, social welfare and logistics purposes, and accordingly, the leasing of the buildings by the Group under a longer lease term are essential to the smooth operations of the Group's business.

We have discussed with CCAFM, which have confirmed that it is normal business practice for buildings leasing contracts of similar type entered into by state-owned enterprises in the PRC with companies controlled by them to be of such duration.

We understand that in respect of the leasing of buildings from the Chinalco Group by the Group, pursuant to the Buildings Leasing Agreement, the Company shall be entitled at any time during the subsistence of the lease, by giving six months' prior written notice in writing to Chinalco, to terminate the Buildings Lease Agreement or the lease of any part of the property comprised under the Buildings Lease Agreement.

In view of the above and having considered:

(i)	the importance of the buildings leased by the Group from the Chinalco Group to the Group's business and operations;

(ii)	our understanding from CCAFM as mentioned above; and

(iii)	the right of the Company to terminate the lease of buildings from the Chinalco Group by giving six months' prior written notice to Chinalco under the Buildings Leasing Agreement,

we concur with the views of the Directors that the duration of the building leases from the Chinalco Group by the Group pursuant to the Buildings Leasing Agreement of over three years is reasonable and normal business practice.

III.	The Proposed Annual Caps

As stated in the letter from the Board, the Proposed Annual Caps are as follows:

Financial year ending 31 December
Transactions	2007	2008	2009
(amount in RMB millions)

Expenditure:

(i)	Provision of social welfare and logistics
	services by the Chinalco Group
	to the Group	1,740	2,003	2,320

(ii)	Provision of production supplies and
	ancillary services by the Chinalco
	Group to the Group	1,000	1,500	2,000

(iii)	Supply of mineral by the
	Chinalco Group to the Group	445	643	890

(iv)	Provision of engineering, construction
	and supervisory services by the
	Chinalco Group to the Group	3,970	3,970	3,970

Revenue:

(v)	Provision of production supplies and
	ancillary services by the Group
	to the Chinalco Group	5,000	5,920	7,100

We note from the Letter from the Board that the Proposed Annual Caps have been arrived at on the following bases:

(i)

the Subject Continuing Connected Transactions will continue to be entered into between the Group and the relevant connected persons upon the terms and conditions set out in the relevant Existing Connected Transaction Agreements governing the relevant Subject Continuing Connected Transactions;

(ii)	such Subject Continuing Connected Transactions will continue to be entered into in the ordinary course of business of the Group and upon normal commercial terms;

(iii)

the estimates of the annual caps for the Subject Continuing Connected Transactions are based on historical amounts for the two financial years ended 31 December 2005 and the estimated amounts of the Subject Continuing Connected Transactions for the financial year ending 31 December 2006; and

(iv)	there will not be any adverse changes to the state of the PRC economy and the level of demand for the alumina and aluminum products of the Group.

We have discussed with the management of the Group the basis of determining the Proposed Annual Caps and understand that the following factors have been taken into consideration in determining the Proposed Annual Caps:

(i)	Provision of social welfare and logistics services by the Chinalco Group to the Group

As stated in the Letter from the Board, the historical amounts of the provision of social welfare and logistics services by the Chinalco Group to the Group were approximately RMB927.73 million, RMB951.25 million and RMB1,451.31 million (estimated) for the year ended 31 December 2004, 2005 and 2006 respectively. We understand from the Directors that the substantial increase in the provision of social welfare and logistics services by the Chinalco Group to the Group in 2006 as compared to 2005 was mainly due to (i) the refurbishment of logistics services facilities in 2006 as a result of the aging of the facilities over the years and the improvement of social welfare and logistics facilities for mines in distant areas; (ii) the increase in the costs of the Chinalco Group in providing social welfare and logistics services; and (iii) the expansion of production capabilities of the Group.

We note that the Company's proposed annual caps for the provision of social welfare and logistics services by the Chinalco Group to the Group for the year ending 31 December 2007, 2008 and 2009 are RMB1,740 million, RMB2,003 million and RMB2,320 million respectively. The proposed annual cap of the year ending 31 December 2007 represents an increase of approximately 19.9% as compared to the estimated total transaction amount for the year ending 31 December 2006 whereas the proposed annual caps for each of the year ending 31 December 2008 and 2009 represent an increase of approximately 15.1% and 15.8% respectively as compared to their respective preceding year. As advised by the Directors, the Directors expect that (i) the refurbishment of logistics services facilities will continue in 2007 and thereafter due to the aging of the facilities; (ii) the general price level will be on an upward trend and the costs of the Chinalco Group in providing social welfare and logistics services will continue to increase in the near future; and (iii) the demand for the social welfare and logistics services will continue to increase with the addition and/or expansion of production facilities. As referred to in the interim report of the Company for the six months ended 30 June 2006, construction had commenced on three 800,000-tonne-capacity alumina expansion projects at Guizhou Zunyi, Chongqing Nanchuan and phase III of Guangxi branch and the Group had expanded its primary aluminum segment through mergers and acquisitions. The Directors expect that with the addition and/or expansion of production facilities of the Group, the demand for the provision of social welfare and logistics services by the Chinalco Group will increase as a result of the expected increase in the number of staff of the Group and the area of the premises of the Group.

Having considered (i) the estimated amount of the provision of social welfare and logistics services by the Chinalco Group to the Group in 2006 and the reasons for the increase as compared to 2005 as mentioned above; and (ii) the bases adopted by the Company in estimating the proposed annual caps for such transactions as explained above, we are of the view that the proposed annual caps for the provision of social welfare and logistics services by the Chinalco Group to the Group for the year ending 31 December 2007, 2008 and 2009 are fair and reasonable.

(ii)	Provision of production supplies and ancillary services by the Chinalco Group to the Group

As stated in the Letter from the Board, the historical amounts of the provision of production supplies and ancillary services by the Chinalco Group to the Group were approximately RMB509.43 million, RMB463.55 million and RMB682.39 million (estimated) for the year ended 31 December 2004, 2005 and 2006 respectively. We understand from the Directors that the substantial increase in the amount of production supplies and ancillary services provided in 2006 as compared to 2005 was mainly due to (i) the expansion of production capabilities of the Group; and (ii) the increase in the prices of materials and costs in providing production supplies and ancillary services.

We note that the Company's proposed annual caps for the provision of production supplies and ancillary services by the Chinalco Group to the Group for the year ending 31 December 2007, 2008 and 2009 are RMB1,000 million, RMB1,500 million and RMB2,000 million respectively. The proposed annual cap for the year ending 31 December 2007 represents an increase of approximately 46.5% as compared to the estimated total transaction amount for the year ending 31 December 2006 whereas the proposed annual caps for each of the year ending 31 December 2008 and 2009 represent an increase of 50.0% and approximately 33.3% respectively as compared to their respective preceding year. As advised by the Directors, the aforesaid increase in the expected aggregate annual value of production supplies and ancillary services to be provided by the Chinalco Group to the Group is mainly due to the followings: (i) the domestic supply of coal, electricity, fuel and logistics services is expected to remain tense in 2007 and the near future and accordingly, the costs of the Chinalco Group to provide cement, coal, transportation and other related products and services are expected to increase; and (ii) following the completion of several of the Group's newly built alumina facilities, the upgrading of certain of the Group's alumina productions and the completion of several domestic mergers and acquisitions by the Group, the Group's production capacity is expected to experience significant increases.

We note from the interim report of the Company for the six months ended 30 June 2006 that the Group had expanded its production of alumina and primary aluminum as follows:

(i) construction had commenced on three 800,000-tonne-capacity alumina expansion projects at Guizhou Zunyi, Chongqing Nanchuan and phase III of Guangxi branch; (ii) the Group had expanded its primary aluminum segment through mergers and acquisitions and as a result, as of the end of August 2006, the smelting capacity of primary aluminum increased by approximately 970,000 tonnes (inclusive of the 272,000 tonnes smelting capacity representing total capacity of Jiaozuo Wanfang Aluminum Company Ltd., in which the Company held a 29% stake) from that of 2005. The increase in the proposed annual caps for the provision of production supplies and ancillary services by the Chinalco Group to the Group is in line with the Group's strategy of production expansion.

Having considered (i) the estimated amount of the provision of production supplies and ancillary services by the Chinalco Group to the Group in 2006 and the reasons for the increase as compared to 2005 as mentioned above; and (ii) the bases adopted by the Company in estimating the proposed annual caps for such transactions as explained above, we are of the view that the proposed annual caps for the provision of production supplies and ancillary services by the Chinalco Group to the Group for the year ending 31 December 2007, 2008 and 2009 are fair and reasonable.

(iii)	Supply of mineral by the Chinalco Group to the Group

As stated in the Letter from the Board, the historical amounts of the supply of mineral by the Chinalco Group to the Group were approximately RMB124.57 million, RMB237.28 million and RMB245.72 million (estimated) for the year ended 31 December 2004, 2005 and 2006 respectively.

We note that the Company's proposed annual caps for the supply of mineral by the Chinalco Group to the Group for the year ending 31 December 2007, 2008 and 2009 are RMB445 million, RMB643 million and RMB890 million respectively. The proposed annual cap for the year ending 31 December 2007 represents an increase of approximately 81.1% as compared to the estimated total transaction amount for the year ending 31 December 2006 whereas the proposed annual caps for each of the year ending 31 December 2008 and 2009 represent an increase of approximately 44.5% and 38.4% respectively as compared to their respective preceding year. As advised by the Directors, the aforesaid increase in the expected aggregate annual value of the mineral to be supplied by the Chinalco Group to the Group is mainly due to (i) the expected increase in the need for bauxite and limestone with the commencement of three of the Company's alumina production facilities in 2007 and the expansion of the Group's alumina ore-dressing Bayer project which involves the treatment of bauxite for the extraction of alumina; and (ii) the expected continued increase in the costs of bauxite and limestone and the volume that the Group expects to purchase in the next three years.

Having considered (i) the estimated amount of the supply of mineral by the Chinalco Group to the Group in 2006; and (ii) the bases adopted by the Company in estimating the proposed annual caps for such transactions as explained above, we are of the view that the proposed annual caps for the supply of mineral by the Chinalco Group to the Group for the year ending 31 December 2007, 2008 and 2009 are fair and reasonable.

(iv)	Provision of engineering, construction and supervisory services by the Chinalco Group to the Group

As stated in the Letter from the Board, the historical amounts of the provision of engineering, construction and supervisory services by the Chinalco Group to the Group were approximately RMB945.68 million, RMB2,176.04 million and RMB2,402.81 million (estimated) for the year ended 31 December 2004, 2005 and 2006 respectively.

We note that the Company's proposed annual caps for the provision of engineering, construction and supervisory services by the Chinalco Group to the Group for the year ending 31 December 2007, 2008 and 2009 are RMB3,970 million, RMB3,970 million and RMB3,970 million respectively. The proposed annual cap for the year ending 31 December 2007 represents an increase of approximately 65.2% as compared to the estimated total transaction amount for the year ending 31 December 2006 whereas the proposed annual caps for each of the year ending 31 December 2007, 2008 and 2009 are the same. As advised by the Directors, the Directors expect that as the Group continues to invest in capital expenditure projects (the timing of which will in turn depend on the successful bidding of new contracts), new alumina facilities will be built and smelting facilities will be reorganized and accordingly, the Group will continue to engage the engineering contracting services (including engineering design, works, supervisions, equipment purchasing and safety inspections and other one-stop services provided) of the Chinalco Group. As a result, the estimated aggregate annual value of the provision of engineering, construction and supervisory services by the Chinalco Group to the Group from 2007 to 2009 is expected to be higher than that of 2006.

Having considered (i) the estimated amount of the provision of engineering, construction and supervisory services by the Chinalco Group to the Group in 2006; and (ii) the bases adopted by the Company in estimating the proposed annual caps for such transactions as explained above, we are of the view that the proposed annual caps for the provision of engineering, construction and supervisory services by the Chinalco Group to the Group for the year ending 31 December 2007, 2008 and 2009 are fair and reasonable.

(v)	Provision of production supplies and ancillary services by the Group to the Chinalco Group

As stated in the Letter from the Board, the historical amounts of the provision of production supplies and ancillary services by the Group to the Chinalco Group were approximately RMB1,055.37 million, RMB2,104.29 million and RMB4,304.49 million (estimated) for the year ended 31 December 2004, 2005 and 2006 respectively. As advised by the Directors, the substantial increase in the amount of production supplies and ancillary services sold to the Chinalco Group in 2005 and 2006 was mainly due to the expansion of the production capabilities of the Chinalco Group, which resulted in the increase in purchase of the Group's products.

We note that the Company's proposed annual caps for the provision of production supplies and ancillary services by the Group to the Chinalco Group for the year ending 31 December 2007, 2008 and 2009 are RMB5,000 million, RMB5,920 million and RMB7,100 million respectively. The proposed annual cap for the year ending 31 December 2007 represents an increase of approximately 16.2% as compared to the estimated total transaction amount for the year ending 31 December 2006 whereas the proposed annual caps for each of the year ending 31 December 2008 and 2009 represent an increase of 18.4% and approximately 19.9% respectively as compared to their respective preceding year. As advised by the Directors, the increase in the aggregate annual value of production supplies and ancillary services to be provided by the Group to the Chinalco Group in 2007 to 2009 is mainly due to the expected increase in the purchase of the Group's products as a result of the expansion of the Chinalco Group's aluminum fabrication business. As advised by the Directors, in recent years, the subsidiaries of Chinalco which engage in aluminum fabrication business have increased, including companies such as (Chinese Character) (Chinalco Ruimin Co., Ltd.), (Chinese Character) (Chinalco Henan Aluminum Fabrication Co., Ltd.), (Chinese Character) (Chinalco-SWA Co., Ltd.) and (Chinese Character) (CSWA Cold Rolling Co., Ltd.). The Directors expect that Chinalco will continue to acquire aluminum fabrication factories and together with the expected expansion of the production capacity of the aforesaid companies, the demand for the Group's production supplies and ancillary services by the Chinalco Group will increase.

Having considered (i) the estimated amount of the provision of production supplies and ancillary services by the Group to the Chinalco Group in 2006; and (ii) the bases adopted by the Company in estimating the proposed annual caps for such transactions as explained above, we are of the view that the proposed annual caps for the provision of production supplies and ancillary services by the Group to the Chinalco Group for the year ending 31 December 2007, 2008 and 2009 are fair and reasonable.

RECOMMENDATION

Having considered the principal factors and reasons referred to the above, we consider that the entering into of the Subject Continuing Connected Transactions for the three years ending 31 December 2009 according to the terms of their respective Existing Connected Transaction Agreements is in the interests of the Company and independent Shareholders as a whole and in the ordinary and usual course of business of the Group, and the terms thereof are on normal commercial terms and fair and reasonable so far as the Company and the independent Shareholders are concerned. We also consider that the Proposed Annual Caps are fair and reasonable so far as the Company and the independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the SGM to approve the continuation of the Subject Continuing Connected Transactions for the three years ending 31 December 2009 and the Proposed Annual Caps.

Yours faithfully,
For and on behalf of
Taifook Capital Limited
Derek C.O. Chan
Managing Director

APPENDIX I	PROPOSED AMENDMENTS TO
THE ARTICLES OF ASSOCIATION

As stated in the letter from the Board set out in this circular, the Company will make proposed amendments to the Articles of Association in compliance with all relevant and applicable PRC legal and regulatory requirements currently in force in the PRC. Such amendments are essentially proposed in accordance with current laws and regulations prescribed by the relevant PRC authorities including the CSRC, stipulating provisions mandatory or recommended for inclusion in Articles of Association of PRC listed companies, and are set out and elaborated as follows:

The applicable PRC laws and regulations as mentioned above include: The Company Law (Chinese Character): Instructions of Articles of Association of Listed Companies (Chinese Character) (the "Instructions of Articles of Association"), Administrative Guidelines for Listed Companies (Chinese Character) (the "Administrative Guidelines"), Opinions on Standards of Shareholders' General Meetings of Listed Companies (Chinese Character) (the "Standards of Shareholders' General Meetings"), Instructive Opinions on Setting up Independent Directors' System in Listed Companies (Chinese Character) (the "Instructive Opinions on Independent Directors"), Regulations on Enhancing Protection of Public Shareholders' Rights (Chinese Character) (the "Public Shareholder Protection Regulations"), Notice of Issues in Relation to Standardizing Capital Exchange between Listed Companies and Interested Parties and Listed Companies' Guarantee for Other Parties (Chinese Character) (the "Regulations on Capital Exchange and Guarantees for Other Parties"), Opinion on Further Promoting the Regulation of Operation and Enhancing Reform of Overseas Listed Companies (Chinese Character) (the "Opinion"), and Working Guidelines of the Secretary to the Board of Directors of Overseas Listed Companies (Chinese Character) (the "Working Guidelines").

The proposed amendments to the Articles of Association contained in this appendix are formulated in Chinese, and translated into English for incorporation in this circular for information purposes only, and the Chinese language version shall generally prevail over the English language version for the purpose of interpretation.

1.	Article 3 is proposed to be amended to read as follows:

"Place of the Company: No.62 North Xizhimen Street, Beijing, PRC
Postal code: 100082
Tele: (010) 82298080
Graphics context facsimile: (010) 82298081"

2.	In Article 6, reference to "the general meeting of shareholders on 9 June, 2005" will be amended to "the general meeting of shareholders on 27 February, 2007"

3.	The first paragraph of Article 10 is proposed to be amended to read as follows:

"The Company may invest in other companies but shall not be an investor jointly liable for the invested company's debts unless otherwise required by law."

The last paragraph of Article 10 is proposed to be deleted.

4.	A new paragraph, reading as follows, is proposed to be added to Article 20 as the second paragraph of that Article

"Contributions by promoters of the Company at the time of incorporation are as follows:

		Means of
Promoter	Shares Subscribed	Contribution	Date of Contribution

Aluminum Corporation of China	7,673,770,000	Net Asset	June 28, 2001

Guangxi Development Group Limited	196,800,000	Net Asset	June 28, 2001

Guizhou Provincial Materials
Development and
Investment Corporation	129,430,000	Net Asset	June 28, 2001

Total	8,000,000,000"

5.

The first paragraph, the second paragraph, the third paragraph and the fourth paragraph of Article 21 will be amended, and four new paragraphs will be added to become the fifth, the sixth, the seventh and the eighth paragraphs, such that Article 21, as amended, is proposed to read as follows:

"After incorporation, the Company issues 2,749,889,968 overseas listed foreign shares, i.e. H shares, of which 2,499,900,153 are new shares and 249,989815 million stock shares are sold by certain shareholders.

After the foregoing issuing of H Shares, the company has a total of 10,499,900,153 shares with an equity structure as follows: a total of 7.750010185 billion domestic shares, accounting 73.81% of the Company's total equities, including: 4,656,261,060 shares by the promoter Aluminum Corporation of China, accounting around 44.35% of the total equities; 196,800,000 shares by the promoter Guangxi Investment Group Co., Ltd., accounting around 1.87% of the total equities; 129,430,000 shares by the promoter Guizhou Provincial Materials Development and Investment Corporation, accounting around 1.23% of the total equities; 1,610,332,210 shares by China Cinda Asset Management Corporation, accounting for around 15.34% of the total equities; 602,246,135 shares by China Orient Asset Management Corporation, accounting around 5.73% of the total equities; 554,940,780 shares by State Development Bank, accounting for 5.29% of the total equities. 2,749,889,968 (H Shares) are to be held by investors of overseas listed foreign shares, accounting for 26.19% of the Company's total equities.

With the approval of the examination body authorized by the State Council, the Company additionally issued 549,976,000 overseas listed foreign shares (H shares) in 2004.

After the foregoing issuing of H shares, the company has a total of 11,049,876,153 shares, comprising 7,750,010,185 domestic shares representing 70.13% of the total equities, including 4,612,161,060 shares by the promoter Aluminum Corporation of China, accounting around 42.14% of the total equities; 196,800,000 shares by the promoter Guangxi Investment Group Co., Ltd., accounting around 1.78% of the total equities; 129,430,000 shares by the promoter Guizhou Provincial Materials Development and Investment Corporation, accounting around 1.17% of the total equities; 1,610,332,210 shares by China Cinda Asset Management Corporation, accounting for around 14.57% of the total equities; 602,246,135 shares by China Orient Asset Management Corporation, accounting around 5.45% of the total equities; 554,940,780 shares by State Development Bank, accounting for 5.02% of the total equities; and 3,299,865,968 shares by shareholders of overseas listed foreign shares (H shares) accounting for around 29.87% of the total equities.

With the approval of the State Council, China Construction Bank Corporation took back the 6.42% of the company's shares it had delegated to the care of Cinda Asset Management Corporation in 2005, and thenceforth directly holds the shares and become a shareholder of the company. It causes no change to the total number of shares of the company but the number of shares held by China Cinda Asset Management Corporation was decreased accordingly.

After the foregoing change of shareholder, the company has a total of 11,049,876,153 shares, comprising 7,750,010,185 domestic shares representing 70.13% of the total equities, including 4,656,261,060 shares by the promoter Aluminum Corporation of China, accounting around 42.14% of the total equities; 196,800,000 shares by the promoter Guangxi Investment Group Co., Ltd., accounting around 1.78% of the total equities; 129,430,000 shares by the promoter Guizhou Provincial Materials Development and Investment Corporation, accounting around 1.17% of the total equities; 900,559,074 shares by China Cinda Asset Management Corporation, accounting for around 8.15% of the total equities; 709,773,136 shares by China Construction Bank Corporation, accounting for around 6.42% of the total equities, 602,246,135 shares by China Orient Asset Management Corporation, accounting around 5.45% of the total equities; 554,940,780 shares by State Development Bank, accounting for 5.02% of the total equities; and 3,299,865,968 shares by shareholders of overseas listed foreign shares (H shares) accounting for around 29.87% of the total equities.

With the approval of the examination body authorized by the State Council, the Company additionally issued 644,100,000 overseas listed foreign shares (H shares) in 2006, including 600,000,000 new shares and 44,100,000 existing shares sold by certain shareholders.

After the foregoing issuing of H shares, the company has a total of 11,649,876,153 shares, comprising 7,705,910,185 domestic shares representing 66.15% of the total, including 4,612,261,060 shares by the promoter Aluminum Corporation of China, accounting around 39.59% of the total equities; 196,800,000 shares by the promoter Guangxi Investment Group Co., Ltd., accounting around 1.69% of the total equities; 129,430,000 shares by the promoter Guizhou Provincial Materials Development and Investment Corporation, accounting around 1.11% of the total equities; 900,559,074 shares by China Cinda Asset Management Corporation, accounting for around 7.73% of the total equities; 709,773,136 shares by China Construction Bank Corporation, accounting for around 6.09% of the total equities, 602,246,135 shares by China Orient Asset Management Corporation, accounting around 5.17% of the total equities; 554,940,780 shares by State Development Bank, accounting for 4.76% of the total equities; and 3,943,965,968 shares by shareholders of overseas listed foreign shares (H shares) accounting for 33.85% of the total issued common shares."

6.	The second paragraph of Article 28 is proposed to be amended as follows:

"The company must notify its creditors of the intended capital reduction within 10 days and issue public notice in newspaper within 30 days following the date on which such a decision is made. The creditors have the right to demand the company to liquidate its liabilities or provide corresponding debt service guarantees within 30 days following the receipt of the notification letter or 45 days following the public notice in the newspaper."

7.

Clause (3) of Article 29 is proposed to be re-scheduled to become Clause (5), and two additional clauses will be added as Clause (3) and (4) respectively, such that the relevant clauses of the Article, as amended, read as follows:

(3)	"Granting bonus shares to employees of the company."

(4)	"Shareholders disagreeing with General Meeting's resolution on merger or division of the company and requiring the company to acquire the shares in their possession."

(5)	"Other purposes permitted by law and administrative regulations."

8.	The first paragraph of Article 32 is proposed to be amended to read as follows:

"After the repurchase, the Company must cancel or transfer the repurchased shares before the deadline set by relevant laws and administrative regulations, and file its capital changes with its original registrant in the event of the cancellation."

9.	Article 39 is proposed to be amended to read as follows:

"The stocks are signed by the Company's legal representative, and if required by the securities exchange on which the Company's stocks are listed, by other senior members of the management. The stocks become valid with the Company seal (include the Company's securities seal), which must be authorized by the Company's chair of board. The signature of the Company's chair of the board or other senior members of the management may also take printing form."

10.	Article 41 is proposed to be amended to read as follows:

"During their tenures, the director, supervisor, manager and other senior management member shall report periodically to the Company their shareholding of the Company's stock and its changes. Share transfers by the foregoing personnel shall proceed in accordance with laws, regulations and/or applicable listing rules."

11.

The first paragraph of Article 42 will be amended, the original second paragraph will be deleted and two new paragraphs will be added to become the second and third paragraphs, such that the Article, as amended, is proposed to read as follows:

"All the profits gained by directors, supervisor, general managers, deputy general managers and other senior executives and a shareholder holding above 5% of the Company's shares through selling his shares issued by the Company in six months following the purchase of such shares or through repurchasing his shares issued by the Company in six months following the sale of such shares belong to the Company and the board will take back such proceeds, except that sale of shares will not be subject to the 6-month limit when the seller is a securities company that has become holder of more than 5% of the company's shares as remaining out of the underwritten quantity.

If the board fails to do so as required by the foregoing provision, the shareholder shall have the right to require the board to execute said provision within 30 days. When the board continues to fail the execution within said period of time, the shareholder shall have the right to directly bring a legal action before a people's court in his own name and for the interests of the company.

If the board fails to execute the first provision, the responsible director(s) shall be jointly liable according to law."

12.	Article 47 is proposed to be amended to read as follows:

"No registration of changes in the shareholder roster as a result of stock transfer can take place within 30 days preceding the convocation of general shareholder meeting or five days preceding the day on which the Company decides to allocate dividends. The foregoing applies to H shares shareholders. Note: The present article is not applicable to A shares shareholders."

13.	Article 48 is proposed to be amended to read as follows:

"When the Company convokes a general shareholder meeting, allocates dividend, liquidates or performs other activities that require the verification of equity rights, the board of directors or the general meeting convener must specify a date as the equity rights determination date. The shareholders registered in shareholder roster after closing as at the equity rights determination date are the Company's shareholders entitled to appropriate rights and interests."

14.	In Article 50, reference to "Article 150" of the Company Law will be amended to "Article 144".

15.	A new paragraph, reading as follows, is proposed to be added to Article 53 as the last paragraph of that Article:

The Company shall not exercise any of its rights to freeze or otherwise impair any of the rights attaching to any shares of the Company by reason only that person or persons who are interested directly or indirectly therein have failed to disclose their interests to the Company.

16.	The second clause of Article 54 is proposed to be amended to read as follows:

(2)	"Lawfully request, convene, chair, attend in person or appoint a proxy to attend and vote at shareholder's general meetings in respect of the number of shares held;"

The Sub-Clause numbered (5)(2)(5) of Article 54 is proposed to be amended to read as follows:

(5)	"minutes of shareholders' general meetings, resolutions of board meetings and supervisory committee meetings."

A new Sub-Clause, numbered (5)(2)(6), reading as follows, is proposed to be added to Article 54:

(6)	"debenture counterfoils and financial reports of the company."

A new Clause (7), reading as follows, is proposed to be added to Article 54:

(7)	"Shareholders disagreeing with general meetings' resolutions on merger or division of the company may require the company to acquire the shares in their possession."

The original Clause (7) of Article 54 will be renumbered to Clause (8), which is proposed to be amended to read as follows:

(8)

"Lodge legal actions before people's courts against acts damaging the company's interests or infringing shareholders' legal rights and interests and claim for relevant rights according to Companies Law or other laws and administrative regulations."

The original clause (8) of Article 54 will be renumbered as Clause (9), which is proposed to be amended to read as follows:

(9)	"any other rights specified in laws, administrative regulations departmental rules and the Company's Articles of Association."

17.

The third clause of the first paragraph of Article 55 will be re-rescheduled as the fifth clause, with two new clauses added to become the third clause and the fourth clause, such that the relevant clauses of the Article, as amended are proposed to read as follows:

(3)	"Withdrawal of contribution is not permitted unless otherwise required by laws and regulations."

(4)

"Not abuse shareholder's rights to damage the interests of the company or other shareholders; and not abuse the company's independent legal capacity and the shareholder's limited liability to damage the interests of the company's creditors. A shareholder causing losses of the company or other shareholders by abusing his shareholder's rights shall be liable for compensation according to law. A shareholder evading debts and severely damage the interests of the company's creditors by abusing the company's independent legal capacity and his limited shareholder's liability shall be jointly liable for the company's debts."

(5)	"other obligations specified in laws, administrative regulations and the Company's Articles of Association."

18.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 56:

"The controlling shareholder and actual controller of the company shall not damage the company's interests by virtue of its related position, or otherwise it shall be liable for compensating the resulting losses of the company.

The controlling shareholder and actual controller of the company assumes integrity obligation to the company and its public shareholders. The controlling shareholder shall exercise its rights as investor in strict compliance with law, not damage the legal rights and interests of the company and its public shareholders through profit sharing, asset restructuring, external investment, occupation of funds or providing surety for loans, and not leverage on its controlling position to impair the interests of the company and its public shareholders."

19.	The Original Article 56 will be renumbered as Article 57.

20.	The Original Article 57 will be renumbered as Article 58, with the last paragraph of the Original Article 57 be deleted.

21.	The Original Article 58 will be renumbered as Article 59.

22.

The Original Article 59 will be renumbered as Article 60, with Clause (13) of the first paragraph thereof be deleted and Clause (14) be rescheduled to become Clause (13). Three new clauses, namely, Clause (14) ,Clause (15) and Clause (16) are proposed to be added and the original Clause (15) will be amended and rescheduled to become Clause (17), such that the relevant clauses of the Article, as amended, are proposed to read as follows:

(13)	"to examine and approve decisions in relation to share-based remunerations (such as right share or share option etc.) of the employees."

(14)	"make decision on purchase or sale of substantial assets within one year that exceed 25% of the company's total assets."

(15)	"make decisions on external guarantee matters subject to review and approval by general meetings as required by laws, administrative regulations and the Article of Association of the company."

(16)	"review and approve changes of purpose of the funds raised."

(17)

"other matters the resolutions concerning which shall be made by the shareholders' general meeting, as stipulated by laws, administrative regulations, department rules and the Articles of Association of the Company."

23.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 61:

"Any and all external guarantee matters of the company shall be subject to review and approval of the board. The following guarantee matters shall further be submitted to general meeting for review and approval:

(1)	Any guarantee provided after the gross amount of external guarantees offered by the company and its held subsidiaries has reached or exceeded 50% of the latest audited net asset;

(2)	Guarantee offered to an object with an asset-debt ratio of above 70%;

(3)	Any single guarantee amounting above 10% of the latest audited net asset;

(4)	Guarantee offered to a shareholder, the actual controller of the company or its related parties;

(5)	Any guarantee provided after the company's external guarantees have reached or exceeded 25% of its latest audited total assets;

(6)	Other guarantee matters to be submitted to general meeting for review and approval as required by laws, administrative regulations and the Articles of Association of the company.

A director, manager, senior deputy manager, deputy manager or any other senior executive of the company shall be liable for compensation when they have caused losses to the company by violating the external guarantee approval authority and review procedure requirements set forth in laws, administrative regulations or the Articles of Association of the company, and the company may bring a legal action against him according to law."

24.	The Original Article 60 will be renumbered as Article 62.

25.	The Original Article 61 will be renumbered as Article 63.

26.	The Original Article 62 will be renumbered as Article 64. The first paragraph of the Original Article 62 is proposed to be amended to read as follows:

"Shareholders' general meetings can be annual general meetings or extraordinary general meetings. Shareholders' general meetings are held once a year within six months after the end of the previous financial year."

In the second paragraph of the Original Article 62, Clause (2) and Clause (3) will be amended and Clause (5) will be deleted, such that the relevant clauses of the Article, as amended, are proposed to read as follows:

(2)	"where the unrecovered losses of the Company amount to one-third of the total amount of its paid-in capital."

(3)

"where requested by shareholder(s) holding 10 percent or more of the Company's shares for more than ninety consecutive days(the number of shares held shall be the figure as at the date of the written request from the shareholder)."

27.	The Original Article 63 will be renumbered as Article 65.

28.	The Original Article 64 will be renumbered as Article 66.

29.	The Original Article 65 will be renumbered as Article 67, and is proposed to be amended to read as follows:

"When the Company convenes a shareholders' annual general meeting, the board, the supervisory committee and the shareholder(s) independently or collectively holding more than 3% of the company's shares shall have the right to present proposals to the company.

A shareholder independently or collectively holding more than 3% of the company's shares may present extraordinary proposals and submit them in writing to the general meeting convener 10 days prior to the meeting; the convener shall send a supplementary notice of general meeting to announce such extraordinary proposals within 2 days after receiving them.

Except for the circumstances set forth in the foregoing provision, the convener shall not change the proposals stated in the general meeting notice or include any additional proposals after sending the general meeting notice."

30.	The Original Article 66 will be renumbered as Article 68, which is proposed to be amended to read as follows:

"The matter to be discussed and decided at the shareholders' general meeting shall be in accordance with Company Laws and the Company's Articles of Association, and any stipulation of the Company's Articles of Association can be decided at the general meeting of shareholders.

General meetings shall not vote on or make decisions on matters not included in the notice set forth in Articles 65 and 67 herein, or on proposals inconsistent with the requirements of Article 66 herein."

31.	The Original Article 67 will be renumbered as Article 69.

32.	The Original Article 68 will be renumbered as Article 70.

33.	The Original Article 69 will be renumbered as Article 71.

34.	The Original Article 70 will be renumbered as Article 72.

35.	The Original Article 71 will be renumbered as Article 73.

36.	The Original Article 72 will be renumbered as Article 74.

37.	The Original Article 73 will be renumbered as Article 75.

38.	The Original Article 74 will be renumbered as Article 76 and the following sentence is proposed to be deleted from the Original Article 74:

"In the event that the associated shareholder cannot avoid voting because of special reasons, the Company, with the prior approval of related department, may go through the normal procedure of voting and shall give detailed explanation on the issue in the announcement of the resolution made by shareholders at the general meeting."

39.	The Original Article 75 will be renumbered as Article 77.

40.	The Original Article 76 will be renumbered as Article 78.

41.	The Original Article 77 will be renumbered as Article 79.

42.	The Original Article 78 will be renumbered as Article 80. The following sentence is proposed to be added at the end of the first paragraph of this Article:

"The company's shares held by itself carry no voting right and shall not be included in the total shares with voting shares at general meetings."

43.	The Original Article 79 will be renumbered as Article 81.

44.	The Original Article 80 will be renumbered as Article 82.

45.	The Original Article 81 will be renumbered as Article 83.

46.	The Original Article 82 will be renumbered as Article 84.

47.	The Original Article 83 will be renumbered as Article 85.

48.	The Original Article 84 will be renumbered as Article 86. A new Clause (6) is proposed to be added to read as follows:

(6)	"The company's purchase, sale of substantial asset or provision of guarantee within one year that exceeds 30% of its latest audited total assets".

Clause 6 of the Original Article 84 will be re-numbered as Clause 7, and is proposed to be amended to read as follows:

(7)

" any other matters set forth by laws, administrative regulations or the Articles of Association and approved by general meetings by way of an ordinary resolution to be of a nature which may have a material impact on the Company and should be adopted by a special resolution."

49.	The Original Article 85 will be renumbered as Article 87.

50.	The Original Article 86 will be renumbered as Article 88, which is proposed to be amended to read as follows:

"In the event that independent directors, the supervisory committee, or shareholders independently or collectively holding more than 10% of the company's shares request to convene an extraordinary shareholders' meeting, the following procedures shall be followed:

(1)

Sign one or several written requests identical in form and content asking for the board of directors to convene an extraordinary general meeting or a general meeting of certain class of shareholders and clarifying the agenda of the meeting. Within 10 days after receiving the written request, the board shall give written reply with regard to agree or disagree to convene the extraordinary general meeting.

(2)

When the board agrees to convene the extraordinary general meeting, it shall send notice of the meeting within 5 days after making the board resolution thereupon, and the changes to the original proposal as stated in the notice shall be subject to consent of the original proposer.

(3)	When the board disagrees to convene the extraordinary general meeting requisitioned by independent directors, it shall give reasons and make an announcement thereof.

(4)

When the board rejects the supervisory committee's request for convening an extraordinary general meeting or fails to make a reply within 10 days after receiving the proposal will be deemed as its inability to perform or non-performance of the duty to convene general meetings, in which case the supervisory committee may independently convene and chair the meeting and wherever possible, the convening procedure shall be the same as the procedure observed by the board when calling in general meetings.

(5)

When the Board rejects shareholders' proposal for convening an extraordinary general meeting, the shareholders shall propose in writing to the supervisory committee to request the holding of the meeting.

If the supervisory committee agrees to hold the meeting, it shall send the general meeting notice within 5 days after receiving the shareholders' proposal, and the changes to the original proposal as included in the notice shall be subject to consent of the original proposer.

If the supervisory committee fails to send the notice within the specified time limit, it will be deemed as failing to convene and chair the meeting, in which case shareholders may independently call in and host the meeting (the shareholders convening the meeting shall hold not less than 10% of the company's shares before announcement of the resolution on holding of the general meeting. Wherever possible, the convening procedure shall be the same as that observed by the board when calling in general meetings.

In the event that the supervisory committee or the shareholders independently convene and proceed with a general meeting on their own as per the foregoing provisions, they shall notify the Board in writing and file with the authority in charge according to applicable requirements. The Board and Board Secretary shall collaborate with the general meeting and the Board shall provide the Shareholders' Register. All reasonable expenses incurred by the meeting shall be born by the Company and deducted from the money payable by the Company to the defaulting directors."

51.	The Original Article 87 will be renumbered as Article 89, and is proposed to be amended to read as follows:

"General meetings shall be chaired by Chairman of the Board, or by Vice Chairman of the Board when Chairman is unable to perform his duties or fails to perform his duties and attend the meetings, or by a director jointly elected by majority of directors when Vice Chairman is unable or fails to perform his duties.

A general meeting independently convened by the supervisory committee shall be hosted by chairman of the committee, or by vice chairman of the committee when chairman is unable to perform his duties or fails to perform his duties and attend the meeting, or by a member of the committee jointly elected by majority of all members of the committee when vice chairman is unable or fails to perform his duties.

A general meeting independently convened by shareholders shall be chaired by the representative elected by the convening shareholders.

When a general meeting becomes unable to further proceed due to the chairman's violation of the rules of proceeding, the meeting may elect a person to act as its chairman and continue if so agreed by majority of the attending shareholders with voting power."

52.	The Original Article 88 will be renumbered as Article 90.

53.	The Original Article 89 will be renumbered as Article 91.

54.	The Original Article 90 will be renumbered as Article 92, with the second paragraph and the third paragraph thereof proposed to be amended to read as follows:

"The minutes of the shareholders' general meeting shall be kept by the secretary and signed by the attending directors, supervisory committee members, board secretary, the meeting convener or his representative and the meeting chairman.

The resolution(s) adopted by the shareholders' general meeting shall be seen as the summary of the meeting. Both the minutes and the summary of the shareholders' general meeting shall be written in Chinese. The minutes of the meeting accompanied by the book of signatures by the participating shareholders and the powers of attorney of attending representatives etc. shall be kept at the residence of the company for a period of not less than 10 years."

55.	The Original Article 91 will be renumbered as Article 93.

56.	The Original Article 92 will be renumbered as Article 94.

57.	The Original Article 93 will be renumbered as Article 95, with reference to "Article 95" amended to "Article 97" and reference to "Article 99" amended to "Article 101".

58.	The Original Article 94 will be renumbered as Article 96.

59.	The Original Article 95 will be renumbered as Article 97, with reference to "Article 94" amended to "Article 96".

60.	The Original Article 96 will be renumbered as Article 98, with reference to "Article 95" amended to "Article 97".

61.	The Original Article 97 will be renumbered as Article 99.

62.	The Original Article 98 will be renumbered as Article 100.

63.	The Original Article 99 will be renumbered as Article 101.

64.	The Original Article 100 will be renumbered as Article 102.

65.	The Original Article 101 will be renumbered as Article 103.

66.	The Original Article 102 will be renumbered as Article 104, and the first paragraph and second paragraph thereof are proposed to be amended to read as follows:

Directors shall be elected at a shareholders' general meeting, for a term of three years (from the election date to the date on which the new Board of Directors is elected by general meeting). At the expiry of a director's term of office, the term is renewable upon re-election, but any Independent Director cannot keep the position continually for over six years.

The List of Director Nominees shall be sent as a motion to the shareholders' general meeting for resolution. The nominee for a Director other than Independent Director shall be named by the Board of Directors, Supervisory Committee and a shareholder holding individually or more shareholders holding collectively more than 3% of the total shares with voting rights. The nominated director will be elected by shareholders in general meetings."

In the fourth paragraph of Original Article 102, reference to "Article 100" will be amended to "Article 102".

67.	The Original Article 103 will be renumbered as Article 105, and Clause (2) and Clause (3) thereof are proposed to be amended to read as follows:

(2)

"If the nomination of the non-independent director candidate occurs before the meeting of the Board of Directors of the Company, and if the applicable law, administrative regulations and/or related regulations concerning the listing have regulations concerning the above-mentioned nomination, the materials in written form concerning the nominee's information as mentioned in Clause (1) of this Article shall be announced together with the resolution of the Board of Directors in accordance with such regulations."

(3)

"If a temporary proposal for the election of the non-independent director is put forward by the shareholder(s), either individually or collectively, holding over 3% of the total shares of the Company, which have the right to vote, the below documents shall be submitted to the Company 10 days before the general meeting: the circular in written form concerning the nominated director candidate's intention and the nominee's consent of the nomination, and the written materials of the nominee's information and the nominee's guarantee as mentioned in Clause (1) of this Article. This kind of circular shall be announced neither earlier than the day after the proclamation of the circular concerning the holding the meeting for the election of the director, nor later than the 7th day after the meeting circular."

68.	The Original Article 104 will be renumbered as Article 106.

69.	The Original Article 105 will be renumbered as Article 107.

70.	The Original Article 106 will be renumbered as Article 108. Clause (7) of the first paragraph of this Article is proposed to be amended as follows:

(7)	"Develop the debt and financial policy of the Company, the plans concerning the increase or decrease of the registered capital of the Company, issuance of the debentures, other securities."

A new Clause (9), reading as follows, is proposed to be added to the first paragraph of this Article:

(9)	"Determine other external guarantee matters subject to approval of general meeting according to laws, administrative regulations and the Articles of Association of the company."

The original Clause (9) of the first paragraph of this Article will be renumbered as Clause (10), which is proposed to be amended to read as follows:

(10)

"Determine the company's external investment, acquisition/sale of assets, asset mortgage, delegated financial management and related transactions within the terms of reference authorized by general meeting."

All subsequent clauses will be renumbered accordingly.

The original Clause (11) of the first paragraph of this Article will be renumbered as Clause (12), which is proposed to be amended to read as follows:

(12)

"Appoint or dismiss the General Manager of the Company, based on the General Manager's nomination and recommendation, appoint or dismiss the Senior Deputy Manager, the Vice General Manager, the Chief Financial Officer, the Secretary of the Board of Directors, and decide their remunerations;

Appoint or change the members of the Board of Directors and the members of the Board of Supervisors of the wholly-owned subsidiaries of the Company, and appoint, change or recommend the shareholders' representatives, the directors and the supervisors of the jointly-owned subsidiaries of the Company."

The original Clause (15) of the first paragraph of this Article will be renumbered as Clause (16), which is proposed to be amended to read as follows:

(16)

"Decide all important and administrative issues, and sign all the important agreements except for issues to be decided by the shareholders' general meetings as regulated by the Companies Law and this Articles of Association; and"

The original Clause (16) of the first paragraph of this Article will be renumbered as Clause (17), which is proposed to be amended to read as follows:

(17)	"Exercise other functions and powers authorized by the shareholders' general meeting and this Articles of Association."

The second paragraph of this Article is proposed to be amended to read as follows:

"Except that issues stated in Clause (7), (8), (9) and (14) shall be passed by two thirds of the directors, all above-mentioned issues shall be passed by over half of the directors. "

A new paragraph, reading as follows, is proposed to be added as the third paragraph of this Article:

"A director related to an enterprise concerned in matters subject to resolution at a board meeting shall neither exercise his own voting power on the resolution nor vote on it on behalf of any other director. The board meeting may proceed when majority of unrelated directors are present, the resolutions of the meeting shall be subject to endorsement of majority of unrelated directors, and the matters requiring votes of more than two thirds of all directors shall be subject to approval of more than two thirds of all unrelated directors. When there are less than three unrelated directors attending the board meeting, the matter shall be submitted to a general meeting for discussion."

71.	The Original Article 107 will be renumbered as Article 109.

72.	The Original Article 108 will be renumbered as Article 110.

73.	The Original Article 109 will be renumbered as Article 111.

74.

The Original Article 110 will be renumbered as Article 112. Clause (4), Clause (5), and Clause (6) of the first paragraph thereof will be deleted and Clause (7) of the first paragraph thereof will be renumbered as Clause (4).

The second paragraph of the Original Article 110 is proposed to be amended to read as follows:

"Vice Chairman of the Board shall assist the Board Chairman and perform duties on behalf of the Board Chairman when he is unable or fails to do so by himself; or a director jointly elected by majority of directors shall perform the duties when Vice Chairman is unable or fails to do so."

75.	The Original Article 111 will be renumbered as Article 113, and the first paragraph of this Article is proposed to be amended to read as follows:

"The board meeting shall be held at least 4 times per year and convened by the Board Chairman. All directors and supervisory committee members shall be informed of the board meeting 14 days before the meeting."

The second paragraph of this Article and Clause (1) thereof are proposed to be amended to read as follows:

"The Board Chairman shall convene the temporary board meeting within 10 days of below cases regardless of the foregoing meeting notification time limits:

(1)	Proposed by shareholders representing more than 10% of votes."

76.	The Original Article 112 will be renumbered as Article 114, with Clause (2) thereof amended to read as follows:

(2)

"If the Board of Directors has not decided the time and the venue of the board meetings, the Board Chairman shall advise all directors and supervisory committee members at least 14 days prior to the meeting about the time and the venue of the meeting via telefax, telegraph, facsimile, courier, registered post, or specifically designated persons, whereas in cases described otherwise by Article 113 of this Chapter, the above-mentioned regulation is not applicable."

77.	The Original Article 113 will be renumbered as Article 115, with reference to "Article 112" thereof amended to "Article 114".

78.	The Original Article 114 will be renumbered as Article 116, with reference to "Article 115" thereof amended to "Article 117".

79.	The Original Article 115 will be renumbered as Article 117, with the first paragraph thereof proposed to be amended to read as follows:

"The directors shall be present in person at the board meeting. In case that a director cannot be present at the meeting, he shall give a written authorization asking another director to be present on his behalf at the meeting. The written authorization shall indicate clearly the name, matter, authority of the authorized agent and the validity term of the authorization."

80.	The Original Article 116 will be renumbered as Article 118.

81.	The Original Article 117 will be renumbered as Article 119, with the sentence "The meeting minutes shall be kept for not less than 10 years." proposed to be added at the end of this Article.

82.	The Original Article 118 will be renumbered as Article 120, with the second paragraph thereof proposed to be amended to read as follows:

"The directors who have voted for a resolution of the board meeting that are in breach of laws, administrative regulations, the Articles of Association and general meeting resolutions of the company shall be directly liable of it; the directors who are proven to have voted against such resolution during the voting and whose dissents have been recorded in the cahier of the board meeting can be exempted from liabilities; the directors who have given up his vote, or who have been absent at the meeting and have not authorized another person to be present on his behalf at the meeting shall not be exempted from liabilities; and the directors who have clearly expressed his dissent during the discussion but have not voted against the resolution shall not be exempted from liabilities."

83.	The Original Article 119 will be renumbered as Article 121.

84.

The Original Article 120 will be renumbered as Article 122, the original third paragraph will be deleted, with new paragraphs added to become the third paragraph, and the fourth paragraph, such that the Article, as amended, is proposed to read as follows:

"A director may resign before his term of office expires. The director who wants to resign shall submit a written resignation report to the Board of Directors. The independent director who wants to resign shall also explain issues related to his resignation or to the issues that he regards as necessary for shareholders and creditors of the Company to pay attention.

If a director's resignation results in the existing number of members of the Board of Directors to be less than the minimum quorum of the Board of Directors, the director's resignation report shall not come into effect until the vacancy resulted from his resignation is filled by his successor. Other directors of the Board of Directors shall hold a shareholder's general meeting to elect a new director at soonest. Before the shareholders' general meeting makes its resolution, the functions and the powers of the director who wants to resign and other members of the Board of Directors shall be reasonably restricted.

When an independent director has resigned and consequently caused the number of independent directors or board members falls below the quorum or the number required by the Articles of Association, the resigning independent director shall continue to perform his duties according to laws, administrative regulations and the Articles of Association until and before the replacing independent director assumes the office. The Board shall convene a general meeting to appoint a replacing independent director within two months and if it fails to do so, the resigning independent director may stop performing his duties.

Except for the above circumstance, a director's resignation shall take effect from the time when the resignation report arrives at the Board."

85.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 123:

"Independent directors shall faithfully perform their duties, protect the company's interests and particularly protect the legal rights and interests of public shareholders of the company.

Independent directors shall perform their duties independently without being affected by the company's majority shareholders, actual controller or the institutions or individuals interested in the company's majority shareholders or actual controller."

86.	The Original Article 121 will be renumbered as Article 124, and Clause (4) and Clause (5) of this Article are proposed to be amended to read as follows:

(4)

" If a temporary proposal for the election of the independent director is put forward by the shareholder(s), either individually or jointly, holding over 3% of the total shares of the Company, which have the right to vote, the below documents shall be submitted to the Company 16 days before the general meeting: the circular in written form concerning the nominated director candidate's intention and the nominee's consent of the nomination, and the written materials of the nominee's information and the nominee's guarantee as mentioned in Clause (1) and Clause (2) of this Article.

(5)

Before the shareholders' general meeting for the election of the independent director, if the applicable laws, rules and regulations and/or the applicable listing rules have related regulations, the Company shall submit the related materials concerning the nominee to the securities authorities under the leadership of the State Council and/or its dispatched institution and the stock exchange where the stock of the Company is listed. If the Board of Directors dissents from the nominee's information, it shall submit its written opinions to the related authorities. The nominee on whom the securities authorities under the leadership of the State Council do not agree shall not be considered independent director candidate. When the shareholders' general meeting is held for the election of the independent director, the Board of Directors of the Company shall explain whether the securities authorities under the leadership of the State Council dissent from the nominee."

87.	The Original Article 122 will be renumbered as Article 125.

88.	The Original Article 123 will be renumbered as Article 126.

89.	The Original Article 124 will be renumbered as Article 127, and the Article is proposed to be amended to read as follows:

"The Board of Directors shall apply to the shareholders' general meeting to dismiss or replace the independent director who has not been present at the board meeting in person in succession. Except for the foregoing circumstances or other circumstances preventing a person from the office of director as set forth in laws, administrative regulations and the Articles of Association, independent directors shall not be dismissed until the expiry of their term of office without reason. The Company shall announce the dismissal before the due date as special issue, while the independent director who believes his dismissal unreasonable may make a public announcement."

90.	The original Article 125 will be renumbered as Article 128, with two new paragraphs added as the second paragraph and the third paragraph, such that the relevant paragraphs read as follows :

An independent director exercising authority described in Clauses (2), (3), (4), (6) and (7) under the present article shall obtain prior consent of more than half of all independent directors, and of all independent directors when the authority concerned in Clause (5) is concerned.

When independent directors engage external auditors and consultants to provide auditing of and advice on the company's specific matters, the company shall bear the costs and expenses incurred therefrom.

91.	The Original Article 126 will be renumbered as Article 129.

92.	The Original Article 127 will be renumbered as Article 130, which is proposed to be amended to read as follows:

"Independent directors shall attend board meetings punctually, understand the company's production and operation developments, and initiatively investigate and obtain necessary information and materials for decision making. Independent directors shall submit annual report of all independent directors to general meeting of the Company accounting for the performance of their functions and responsibilities."

93.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 131:

"The company shall establish the working system of independent directors and the board secretary shall actively assist independent directors in performing their duties. The company shall ensure that independent directors enjoy the same information access as other directors, provide relevant information and materials to independent directors in a timely manner, regularly inform the company's business results to them, and organize field visits for them when necessary."

94.	The Original Article 128 will be renumbered as Article 132.

95.	The Original Article 129 will be renumbered as Article 133.

96.	The Original Article 130 will be renumbered as Article 134.

97.	The Original Article 131 will be renumbered as Article 135.

98.	The Original Article 132 will be renumbered as Article 136, with the second paragraph and the third paragraph thereof proposed to be amended to read as follows:

"The Company shall have one senior vice president, several vice presidents and one financial controller to assist the president. The senior vice president, vice presidents and financial controller shall be nominated by the president and appointed or removed by the Board of Directors.

The Directors can be appointed concurrently as president, senior vice president, vice president or other senior management positions, but the number of the foregoing directors shall not surpass one-half of the total directors of the Company."

99.	The Original Article 133 will be renumbered as Article 137, with the Article proposed to be amended to read as follows:

"The tenure of the president is three years, which can be renewed through reappointment."

100.	The Original Article 134 will be renumbered as Article 138, with Clause (7) thereof proposed to be amended to read as follows:

(7)	"to propose the appointment or dismissal of the Company's senior vice president, vice president(s) and the financial controller."

Clause (9) of the Original Article 134 is proposed to be deleted. All subsequent clauses will be renumbered accordingly.

101.	The Original Article 135 will be renumbered as Article 139.

102.	The Original Article 136 is proposed to be deleted in its entirety.

103.	The Original Article 137 will be renumbered as Article 140.

104.	The Original Article 138 will be renumbered as Article 141, which is proposed to be amended to read as follows:

"When the president, senior vice president, vice presidents and financial controllers are performing their functions and powers, they shall not change the resolution of the shareholders' general meeting and the Board of Directors, nor shall they exceed the scope of authorization."

105.	The Original Article 139 will be renumbered as Article 142, which is proposed to be amended to read as follows:

"The president, senior vice president, vice presidents and the financial controllers in performing their functions and powers shall act honestly and diligently and in accordance with laws, administrative regulations and the Articles of Association."

106.	The Original Article 140 will be renumbered as Article 143, which is proposed to be amended to read as follows:

"In the event that the president, senior vice president, vice presidents, financial controllers or members of senior management resign, they shall notify, in writing, the Board of Directors three months in advance; in the event that the department managers resign, they shall notify the president in writing two months in advance."

107.	The Original Article 141 will be renumbered as Article 144, which is proposed to be amended to read as follows:

The Company shall have a supervisory committee. The Supervisory Committee is a standing supervisory agency of the Company which is responsible of the supervision of the Board of Directors and its members and senior officers such as the president, senior vice-president, vice presidents, and financial controllers so as to prevent them from the misuse of authority and infringing upon the legal rights of the shareholder, the Company and the Company's employees.

108.	The Original Article 142 will be renumbered as Article 145.

109.	The Original Article 143 will be renumbered as Article 146.

110.	The Original Article 144 will be renumbered as Article 147, which is proposed to be amended to read as follows:

"The nominee list of Supervisors acted by shareholder representatives shall be submitted to the shareholders' general meeting for resolution. The Supervisors acted by shareholder representatives shall be nominated by the Board of Directors, Supervisory Committee and one shareholder or several shareholders holding collectively more than 3% of the total shares of the Company with voting rights. The election and removal of such Supervisors shall be determined at the shareholders' general meeting of the Company. Supervisor committee members shall be elected referring to the non-independent director election procedure set forth in Article 105 herein."

111.	The Original Article 145 will be renumbered as Article 148, which is proposed to read as follows:

The Company's Directors, president, senior vice-president, vice presidents, financial controllers and other senior officers shall not serve as the Supervisor concurrently.

112. The Original Article 146 will be renumbered as Article 149, which is proposed to be amended to read as follows:

"The Supervisory Committee shall meet at least once every six months and the meetings shall be convened and hosted by the chairman of the Supervisory Committee, or by a supervisory committee member jointly elected by majority of all supervisory committee members when the committee chairman is unable or fails to perform the duty. The notice of the meeting of the Supervisory Committee shall be sent to all the supervisors no less than 10 days before the meeting is convened. The notice shall contain the following items:

(1)	Date, venue and duration of the meeting;

(2)	Subject matter and topics of the meeting;

(3)	Date of the notice."

113.	The Original Article 147 will be renumbered as Article 150, which is proposed to be amended to read as follows:

"A supervisory committee member's two consecutive failures of either personally attending or authorizing any other member to attend supervisory committee meetings on his behalf will be deemed as his default of duties and the shareholders' general meeting or the employee representatives' meeting shall make decision to remove the defaulted Supervisor."

114.	The Original Article 148 will be renumbered as Article 151, which is proposed to be amended to read as follows:

"Any Supervisor may apply for resignation before his service term expires and the stipulations regarding director's tenure and resignation in Chapter Ten of this Articles of Association shall apply to Supervisors."

115.

The Original Article 149 will be renumbered as Article 152. In the first paragraph of this Article, Clause (1), Clause (2), Clause (6) and Clause (8) will be amended; the original Clause (5) will be replaced by a new Clause (5), such that the relevant clauses, as amended, are proposed to read as follows:

(1)	"to monitor the Company's financial matters, review and present written review opinions on the company's regular reports prepared by the Board."

(2)

"to supervise the Directors, President and other senior officers to ensure that they do not act in contravention of any law, regulation or the Articles of Association, to propose dismissals of directors or senior executives violating laws, administrative regulations, the Articles of Association or general meeting resolutions."

(5)	"may carry out investigation when finding any abnormal operation of the company; may engage professional accountants or law firms to provide assistance at expense of the company when necessary."

(6)	"to propose to convene a shareholders' extraordinary general meeting. Convene and chair general meetings when the Board fails to do so."

(8)	"to represent the Company in negotiations with or in bringing actions against directors or senior executives."

The last sentence of the Original Article 149 is proposed to be amended to read as follows:

"The Supervisors may attend board meetings and present queries or advice on the matters subject to resolution at the meetings."

116.	The Original Article 150 will be renumbered as Article 153.

117.	The Original Article 151 will be renumbered as Article 154.

118.	The Original Article 152 will be renumbered as Article 155, with the following sentence proposed to be added at the end of the Article:

"The records shall be kept for not less than 10 years."

119.	The Original Article 153 will be renumbered as Article 156.

120.	The Original Article 154 will be renumbered as Article 157.

121.	The Original Article 155 will be renumbered as Article 158, with the words "as a result of mismanagement" of Clause (3) of the first paragraph thereof proposed to be deleted.

122.	The Original Article 156 will be renumbered as Article 159.

123.	The Original Article 157 will be renumbered as Article 160.

124.	The Original Article 158 will be renumbered as Article 161.

125.	The Original Article 159 will be renumbered as Article 162.

126.	The Original Article 160 will be renumbered as Article 163, with Clause (11) thereof be proposed to be amended to read as follows:

(11)

"not to misappropriate the Company's assets to set up deposit accounts in his own name or in any other name or to use such assets to guarantee the debts of a shareholder of the Company or any other personal liabilities; not lend funds of the company to others or use the company's assets to provide guarantee to others without consent of general meeting or the Board based on knowledge of the matter."

The following new paragraph is proposed to be added as the last paragraph of this Article:

"Proceeds gained by directors, managers and other senior executives by violating the present article shall belong to the company, and the directors, managers or other senior executives shall be liable for compensating the resulting losses of the company, if any."

127.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 164:

"When a general meeting requires attendance of directors, supervisors, managers and other senior executives, they shall attend as required and provide explanations and clarifications in response to shareholders' queries and advice.

Directors, supervisors, managers and other senior executives shall honestly provide relevant information and materials to the supervisory committee and not hinder the committee's exercise of its authority."

128.	The Original Article 161 will be renumbered as Article 165.

129.	The Original Article 162 will be renumbered as Article 166.

130.	The Original Article 163 will be renumbered as Article 167, which is amended to read as follows:

"Directors, supervisors, managers and other senior executives shall be liable for compensating losses of the company arising from their breach of laws, administrative regulations, department regulations or the Articles of Association when performing their duties.

Any Director, Supervisor, president or other senior officer of the Company who has left his post without authorization before his tenure is terminated shall compensate to the Company the loss thus incurred to the Company."

131.	The Original Article 164 will be renumbered as Article 168.

132.	The Original Article 165 will be renumbered as Article 169.

133.	The Original Article 166 will be renumbered as Article 170.

134.	The Original Article 167 will be renumbered as Article 171.

135.	The Original Article 168 will be renumbered as Article 172.

136.	The Original Article 169 will be renumbered as Article 173.

137.	The Original Article 170 will be renumbered as Article 174, with reference to "Article 168" amended to "Article 172".

138.	The Original Article 171 will be renumbered as Article 175.

139.	The Original Article 172 will be renumbered as Article 176.

140.	The Original Article 173 will be renumbered as Article 177.

141.	The Original Article 174 will be renumbered as Article 178.

142.	The Original Article 175 will be renumbered as Article 179.

143.	The Title of Chapter 16 of the Articles of Association will be amended to read as follows:

"Financial Accounting System, Profit Distribution And Auditing"

144.	The Original Article 176 will be renumbered as Article 180.

145.	The Original Article 177 will be renumbered as Article 181, with the third paragraph thereof proposed to be amended to read as follows:

"The Company shall make financial reports at the end of each accounting year and have them examined and verified by accountants firm according to law."

146.	The Original Article 178 will be renumbered as Article 182.

147.	The Original Article 179 will be renumbered as Article 183.

148.	The Original Article 180 will be renumbered as Article 184.

149.	The Original Article 181 will be renumbered as Article 185.

150.	The Original Article 182 will be renumbered as Article 186.

151.	The Original Article 183 will be renumbered as Article 187, which is amended to read as follows:

"The Company's financial reports shall be prepared according to the requirements of applicable laws, administrative regulations and department regulations."

152.	The Original Article 184 will be renumbered as Article 188.

153.	The Original Article 185 will be renumbered as Article 189.

154.	The Original Article 186 will be renumbered as Article 190, which is proposed to be amended to read as follows:

"The Company, after distributing this year profits after tax, should draw ten percent of the Company's net profits into the Company's legal reserve funds. When the legal reserve funds exceed fifty percent of the Company registered capital, the Company could stop the drawing.

When its legal reserve funds cannot make up prior year loss, the Company should first make up the loss with this year profits before drawing the legal reserve funds according to above-mentioned clause.

After having drawn the legal reserve fund from the profits after tax, the Company, through the shareholders' meeting resolutions, may draw discretionary reserve fund from the profits after tax.

The remaining profits after the Company making up the loss and setting aside reserve fund shall be distributed according to the shareholders' share proportions. The company's shares held by the company itself shall not participate in profit sharing."

155.	The Original Article 187 will be renumbered as Article 191, and the first paragraph thereof is proposed to be amended to read as follows:

"Before making up the loss and drawing for legal reserve fund, the Company shall not distribute dividends on shares or carry out any other distributions. The Company dividends should not be attached with any interests unless the Company has not distributed relevant interests on capital to the shareholders on the date due of dividends on shares."

156.	The Original Article 188 will be renumbered as Article 192.

157.	The Original Article 189 will be renumbered as Article 193, which is proposed to be amended to read as follows:

"The Company's reserve fund (referring to legal reserve fund, discretionary reserve fund and capital reserve fund) can only be applied to make up the Company's loss, expand its line operation or change to increase its capital. Capital surplus shall not be used to offset the company's losses.

The Company can distribute new shares or increase the share denomination according to the shareholders' original share proportions after the shareholders' meeting resolution to change the reserve fund into capital. But when the legal reserve fund is changed into capital, the remaining reserve fund should not be less than twenty-five percent of the registered capital before the capitalization."

158.	The Original Article 190 is proposed to be deleted in its entirety.

159.	The Original Article 191 will be renumbered as Article 194.

160.	The Original Article 192 will be renumbered as Article 195.

161.	The Original Article 193 will be renumbered as Article 196.

162.	The Original Article 194 will be renumbered as Article 197.

163.	The Original Article 195 will be renumbered as Article 198, which is proposed to be amended to read as follows:

"The Board of Directors can decide to distribute the mid-term or special dividends on shares when it complies with Clause (2) of the first paragraph of Article 60 and Clause (17) of the first paragraph of Article 108."

164.	The Original Article 196 will be renumbered as Article 199.

165.	The Original Article 197 will be renumbered as Article 200, which is proposed to be amended to read as follows:

The Company shall appoint a receiving agent for holders of overseas listed foreign shares. The receiving agent shall receive on behalf of such shareholders any dividends or other amounts payable by the Company to them in respect of the overseas listed foreign shares.

The receiving agent appointed by the Company shall satisfy the requirements under the laws of the jurisdiction where the Company's shares are listed or the rules of such stock exchange.

The receiving agent appointed by the Company for holders of overseas listed foreign shares listed on the Hong Kong Stock Exchange shall be a trust company registered under the Trustee Ordinance of Hong Kong.

Subject to the relevant laws and regulations of the PRC, the Company may exercise its right of forfeiture over unclaimed dividends, provided that such right cannot be exercised prior to the expiration of the applicable statute of limitation.

The Company has the right to terminate the despatch of dividend warrants to holders of overseas listed foreign shares by mail, provided that such right shall not be exercised until the dividend warrants have not been cashed for two consecutive occasions. However, where the dividend warrant is undelivered to the addressee and returned, the Company may also exercise such right.

In case of exercising general mandate to issue warrants to holders, no new warrants shall be issued to replace the lost ones unless the Company confirms the physical loss of the original warrants.

The Company has the right to sell, in such manner as the Board thinks fit, any shares of an overseas listed foreign shareholder who is untraceable, subject to and conditional upon:

(1)	the Company has distributed dividends for at least 3 times to such shares within 12 years, but none of such dividends was claimed; and

(2)

The Company, after the termination of 12 years, made the public announcement on the newspaper(s) at the jurisdiction where the Company is listed, stating its intention to sell such shares, and notified the stock exchange on which such shares are listed.

166.	The Original Article 198 will be renumbered as Article 201.

167.	The Original Article 199 will be renumbered as Article 202.

168.	The Original Article 200 is proposed to be deleted in its entirety.

169.	The Original Article 201 will be renumbered as Article 203.

170.	The Original Article 202 will be renumbered as Article 204.

171.	The Original Article 203 will be renumbered as Article 205.

172.	The Original Article 204 will be renumbered as Article 206.

173.	The Original Article 205 will be renumbered as Article 207.

174.	The Original Article 206 will be renumbered as Article 208.

175.	The Original Article 207 will be renumbered as Article 209.

176.	The Original Article 208 will be renumbered as Article 210.

177.	The Original Article 209 will be renumbered as Article 211.

178.	The Original Article 210 will be renumbered as Article 212, with the following text proposed to be deleted from the 1st paragraph thereof:

"The merger or division of the Company shall be carried out under the following procedures:

(1)	The Board proposes an agenda for merger or division of the company;

(2)	A resolution by shareholders' general meeting according to stipulations of Articles of Association;

(3)	An agreement of Merger and Division reached between all relevant parties;

(4)	Upon approval authorization in accordance with laws;

(5)	To handle the relevant matters relating to merger or division, such as creditor's rights and debts;

(6)	To carry out the dissolve registration or change registration."

179.	The Original Article 211 will be renumbered as Article 213, with the second paragraph thereof proposed to be amended to read as follows:

"Where the Company merges, the parties to a merger shall sign a merger agreement and formulate a balance sheet and a detailed inventory of assets. The Company shall inform its creditors of the intended merger within ten days following the date on which the merger resolution is adopted, and make announcement in newspaper within thirty days. A creditor may require the company to pay off the outstanding debts or provide appropriate guarantee for the debts within 30 days from the date receiving the notice, or otherwise within 45 days from the date of the announcement when no such notice is received."

180.	The Original Article 212 will be renumbered as Article 214, with the second paragraph and the third paragraph thereof proposed to be amended to read as follows:

"Where the Company decides to divide itself, the parties of the division shall sign a division agreement and formulate a balance sheet and a detailed inventory of assets. The Company shall inform its creditors of the intended division within ten days following the date on which the division resolution is adopted, and make announcement in newspaper within thirty days.

The businesses coming into being after division of the company shall be jointly liable for the company's debts prior to the division unless otherwise agreed in writing between the company and creditors prior to the division with regard to the payment of debts."

181.	The Original Article 213 will be renumbered as Article 215.

182.

The Original Article 214 will be renumbered as Article 216, with Clause (4) thereof proposed to be amended and a new Clause (5) proposed to be added, such that the relevant clauses, as amended, are proposed to read as follows:

(4)	"The company's business license is revoked according to law or the company is ordered to close down or cancelled according to law as a result of its offence of laws or administrative regulations."

(5)

"The company is in severe difficulty during its business management and its further existence will cause material loss of shareholders' rights and interests and the difficulty cannot be solved by any other means, the shareholders representing more than 10% of total shares carrying voting rights have requested the People's Court to order dissolution of the company and the court dissolves the company according to law."

183.

The Original Article 215 will be renumbered as Article 217, with the first paragraph thereof being amended and the second paragraph, the third paragraph and the fourth paragraph proposed to be deleted, such that, the Article, as amended, is proposed to read as follows:

"A liquidation committee shall be set up within 15 days of the Company being dissolved pursuant to Clauses (1), (3), (4) and (5) of the preceding Article, and the composition of the liquidation team of the Company shall be determined by the Board or general meeting, failing which creditors may apply to the People's Court for the establishment of a liquidation committee from specified persons."

184.	The Original Article 216 will be renumbered as Article 218.

185.	The Original Article 217 will be renumbered as Article 219, which is proposed to be amended to read as follows:

"The liquidation committee shall inform the creditors of the company of its establishment within ten days following the date of its establishment, and make announcement in newspaper within sixty days following the aforesaid date. The liquidation committee shall register the claims. The liquidation team shall make no payment to creditors during the period of debts claim."

186.	The Original Article 218 will be renumbered as Article 220, with Clause (2) and Clause (4) thereof proposed to be amended to read as follows:

(2)	"to notify and announce to creditors."

(4)	"to pay off taxes owed by the Company and taxes incurred during the liquidation process."

187.	The Original Article 219 will be renumbered as Article 221, with the second paragraph thereof proposed to be amended to read as follows:

"The assets of the Company shall be initially applied to the payment of the liquidation fee, after which the assets shall be applied to the payment of the following items in accordance with the following sequences: (i) salaries payable to employees; (ii) social security contribution and legal compensations; (iii) unpaid tax balances; (iv) bank loans, Company debentures and other debts of the Company."

The last paragraph of the Original Article 219 is proposed to be amended to read as follows:

"During liquidation, the Company may not engage in new business activities that are irrelevant to the liquidation."

188.	The Original Article 220 will be renumbered as Article 222.

189.	The Original Article 221 will be renumbered as Article 223.

190.	The Original Article 222 will be renumbered as Article 224.

191.	The Original Article 223 will be renumbered as Article 225.

192.	The Original Article 224 will be renumbered as Article 226.

193.	The Original Article 225 will be renumbered as Article 227.

194.	The Original Article 226 will be renumbered as Article 228.

195.	The Original Article 227 will be renumbered as Article 229.

196.	The Original Article 228 will be renumbered as Article 230.

197.	The Original Article 229 will be renumbered as Article 231.

198.	The Original Article 230 will be renumbered as Article 232, which is proposed to be amended to read as follows:

"Unless otherwise required, any notice or report that is stipulated to be delivered by the Articles of Association, the Company shall publish the public announcement on one or more national newspapers designated by securities regulatory authority of the State Council and other Chinese publications designated by the Board of Directors and publish the same public announcement at least on one major English and one major Chinese newspaper in Hong Kong in English and Chinese on the same day."

199.	The Original Article 231 will be renumbered as Article 233.

200.	The Original Article 232 will be renumbered as Article 234.

201.	The Original Article 233 will be renumbered as Article 235.

202.	The Original Article 234 will be renumbered as Article 236, which is proposed to be amended to read as follows:

"The "accountants firm" referred herein shall have the same meaning of "auditor".

The "Manager", "Senior Deputy Manager" and "Deputy Manager" mentioned herein refer to the Company's "President", "Senior Vice-President" and "Vice-President" respectively."

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTERESTS

Director's Chief Executive's and Supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures

At the Latest Practicable Date, none of the Directors, Chief Executive or Supervisors or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

At the Latest Practicable Date, none of the Directors, Chief Executive, Supervisors or their spouses or children under the age of 18 was given the right to acquire any shares in or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

Substantial Shareholders' and other Persons' Interests and Short Positions in Shares and Underlying Shares

At the Latest Practicable Date, so far as it is known to the Directors and the chief executive of the Company, the following persons (other than the Directors and the chief executives of the Company) have an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provision of Divisions 2 and 3 of Part XV of the SFO: or are, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group:

				Percentage in	Percentage
Name of	Class of	Number of	Capacity and	the relevant	in total
substantial shareholder	Shares	shares held	nature of interest	Class of share	share capital

Aluminum Corporation of China	Domestic	4,612,161,060	Beneficial Owner	59.85%	39.59%
China Cinda Assets	Domestic	900,559,074	Beneficial Owner	11.69%	7.73%
Management Corporation
China Construction	Domestic	709,773,136	Beneficial Owner	9.21%	6.09%
Bank Corporation
China Orient Asset	Domestic	602,246,135	Beneficial Owner	7.82%	5.17%
Management Corporation
Alcoa Inc(1)	H Shares	884,207,808	Beneficial Owner	22.4%	7.59%
Templeton Asset	H Shares	710,267,000	Investment Manager	18.01%	6.10%
Management Limited
JP Morgan Chase & Co(2)	H Shares	300,770,010	Interest of corporation	7.63%	2.58%
			controlled by
			JP Morgan Chase & Co

Notes:

(1)	The interest in shares of Alcoa Inc is held through Alcoa International (Asia) Limited.

(2)	The interest in shares of JP Morgan Chase & Co. includes 194,301,810 shares as long position, and 106,468,200 shares as lending pool.

Save as disclosed above, as at the Latest Practicable Date, no other person (other than the directors and chief executive of the Company, whose interests are set out in the section "Directors' and chief executive's interests and short positions in shares, underlying shares and debentures" above) have registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporation that was required to be kept under Section 336 of the SFO.

3.	MATERIAL ADVERSE CHANGE

The Directors confirm that there is no material adverse change in the financial or trading position of the Group since 31 December 2005, being the date to which the latest published audited accounts of the Group were made up to.

4.	LITIGATION

As at the Latest Practicable Date, as far as the Directors are aware, no member of the Group was engaged in any litigation or claims of material importance which will have a material adverse impact on the Group and, as far as the Directors are aware, no litigation, arbitration or claim of material importance is pending or threatened against any member of the Group which will have a material adverse impact on the Group.

5.	EXPERT AND CONSENT

As at the Latest Practicable Date, Taifook Capital Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and/or references to its name in the form and context in which they respectively appear.

The following are the qualification of the expert who has provided its opinion or advice, which is contained in this circular:

		Date of	Nature of
Name	Qualification	opinion	opinion or advice

Taifook Capital Limited	A licensed corporation under	27 December 2006	Independent financial
	the SFO to carry out type 6		adviser's opinion
(advising on corporate finance)
regulated activity

As at the Latest Practicable Date, Taifook Capital Limited is not beneficially interested in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

7.	DIRECTORS' INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors, supervisors, proposed directors or proposed supervisors of the Company had any interest in any assets which have been since 31 December 2005 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group. As at the Latest Practicable Date, none of the Directors or supervisors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

8.	DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

9.	PROCEDURE FOR DEMANDING A POLL

Pursuant to Articles 79 to 81 of the Articles of Association, a poll may be demanded at the SGM, before or after a vote is carried out by a show of hands:

(a)	by the chairman of the meeting;

(b)	by at least two Shareholders present in person or by proxy entitled to vote at the meeting; or

(c)	by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

10.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 10 January 2007:

(a)	the Articles of Association of the Company;

(b)	the letter from the Independent Board Committee as set out in this circular;

(c)	the letter from Taifook Capital Limited , the independent financial adviser, as set out in this circular;

(d)	the written consent of Taifook Capital Limited referred to in this appendix;

(e)	the Comprehensive Social and Logistics Services Agreement;

(f)	the Mutual Supply Agreement;

(g)	the Mineral Supply Agreement;

(h)	the Metallurgical Services Agreement;

(i)	the Land Use Rights Leasing Agreement;

(j)	the Buildings Leasing Agreement;

(k)	the Head Office Leasing Agreement;

(l)	the Aluminum Ingots and Alumina Supply Agreement;

(m)	the Aluminum Supply Agreement;

(n)	the Huaze Contracting Agreement; and

(o)	the Extension Agreement.

NOTICE OF SPECIAL GENERAL MEETING
Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE IS HEREBY GIVEN that a special general meeting ("SGM") of Aluminum Corporation of China Limited (the "Company") will be held on Tuesday, 27 February 2007 at 10:00 a.m. at the Company's conference room at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China, for the purpose of considering and, if thought fit, passing with or without amendment, the following resolutions:

ORDINARY RESOLUTIONS

THAT:

1.

the continuation of the Non-exempt Continuing Connected Transactions (as defined in a circular (the "Circular") to be despatched to the shareholders of the Company together with this notice) which require approval by the independent Shareholders under the Listing Rules, namely, the Comprehensive Social and Logistics Services Agreement, the Mutual Supply Agreement, the Mineral Supply Agreement and the Metallurgical Services Agreement, and the proposed annual caps for such continuing connected transactions in respect thereof for each of the three financial years ending 31 December 2009 be and are hereby approved;

2.

the entering into of the Extension Agreement (as defined in the Circular) for the Non-exempt Continuing Connected Transactions (as referred to Resolution No.1 above) which require independent Shareholders' approval be and are hereby approved; and

3.

the board of directors of the Company be and is hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in its opinion may be necessary, desirable and expedient to implement and/or give effect to the Non-exempt Continuing Connected Transactions (as defined in the Circular); and

SPECIAL RESOLUTION

THAT:

1.

the proposed amendments to the Articles of Association of the Company as set out in the Circular be and hereby generally and unconditionally approved and the board of directors of the Company be authorized to make such other modifications to the proposed amendments to the Articles of Association of the Company as may be required by the relevant regulatory authorities of the PRC.

By Order of the Board of Directors of
Aluminum Corporation of China Limited
Xiao Yaqing
Chairman

27 December 2006
Beijing, PRC

Notes:

(a)

The H Share register of members of the Company will be closed from Saturday, 27 January 2007 to Tuesday, 27 February 2007, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H shares whose names appear on the register of members of the Company on Friday, 26 January 2007 at 4:00 p.m. are entitled to attend this meeting. In order for holders of H Shares to be qualified for attendance at the SGM, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:00 p.m. on Friday, 26 January 2007 for registration.

(b)

Holders of Domestic Shares or H Shares, who intend to attend the SGM, must complete the reply slips for attending the SGM and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the SGM, i.e. no later than Wednesday, 7 February 2007.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street,
Haidian District,
Beijing, The People's Republic of China
Postal Code: 100082
Tel: 86-10-8229 8103
Fax: 86-10-8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the SGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the SGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the SGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the SGM, Notes (c) to (d) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the SGM or any adjournment, thereof in order for such documents to be valid.

(g)

If a proxy attends the SGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the SGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h)	Shareholders attending the SGM are responsible for their own transportation and accommodation expenses.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary